# Sands

## NOTICE OF
# 2021
## ANNUAL MEETING & PROXY STATEMENT

MAY 13, 2021 11:00 A.M. PACIFIC TIME

LAS VEGAS SANDS CORP.



# LETTER FROM THE CHAIRMAN



**ROBERT G. GOLDSTEIN**
**CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER**

MARCH 31, 2021

"Our principal focus during the COVID-19 Pandemic has been the safety and well-being of our team members and patrons, and providing support for the communities in which we operate. Since February 2020, we have provided financial aid, donated food to organizations helping vulnerable members of our host communities and delivered personal protective equipment, COVID-19 test kits and other essential items. While we implemented a wide range of cost control measures in 2020, we maintained our commitments to our Team Members and avoided significant workforce reductions.

Despite the challenges that negatively impacted our operating results in 2020, our scale and financial strength allowed us to accelerate our capital investment programs in support of Macao's diversification and long-term development objectives. We also continue to invest in Marina Bay Sands and remain committed to the expansion of our market-leading Integrated Resort in Singapore.

In early 2021, we suffered a great loss with the passing of our visionary founder, Mr. Sheldon G. Adelson. The company, with the full and wholehearted support of the Board and the Adelson family, will continue to honor Mr. Adelson's legacy and build upon the success of the company he founded.

It is my honor to lead the company in the fulfillment of those objectives. On behalf of the Board and the management of Las Vegas Sands, I thank you for your support and wish good health to you and your families."

Dear Stockholder:

You are cordially invited to attend the 2021 Annual Meeting of stockholders of Las Vegas Sands Corp. (the "Company"), which will be held online on May 13, 2021 at 11:00 a.m. Pacific time. We believe the environmentally-friendly virtual meeting format will provide expanded access, improved communication, and cost savings for our stockholders and the Company, while also supporting public health and safety during the COVID-19 Pandemic. You will not be able to attend the Annual Meeting in person.

Details regarding admission to the meeting and the business to be presented at the meeting can be found in the accompanying Notice of Annual Meeting and Proxy Statement.

This year, we again are pleased to take advantage of Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of producing and distributing materials for our annual meeting. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners, unless they have directed us to provide the materials in a different manner. The Notice provides instructions on how to access and review all of the important information contained in the accompanying Proxy Statement and Annual Report to Stockholders, as well as how to submit a proxy by telephone or over the Internet. If you receive the Notice and would still like to receive a printed copy of our proxy materials, instructions for requesting these materials are included in the Notice. The Company plans to mail the Notice to stockholders by March 31, 2021. The Company will continue to mail a printed copy of this Proxy Statement and form of proxy to certain stockholders, and it expects that mailing will begin on or about March 31, 2021.

Your vote is important. Whether or not you are able to attend, it is important your shares be represented at the meeting. Please follow the instructions in the Notice and vote as soon as possible.

Yours sincerely,

Rob Goldstein

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## MAY 13, 2021
**11:00 a.m. Pacific Time**

**Location**

Access via https://web.lumiagm.com/282745561 and enter the 11-digit control number on the proxy card or Notice of Availability of Proxy Materials you previously received and the meeting password, sands2021

# NOTICE
## of Annual Meeting

The annual meeting of stockholders of Las Vegas Sands Corp., a Nevada corporation (the "Company"), will be held online on May 13, 2021, at 11:00 a.m. Pacific time, for the following purposes:

1. to elect ten directors to the Board to serve until the 2022 Annual Meeting;

2. to ratify the appointment of our independent registered public accounting firm;

3. to vote on an advisory (non-binding) proposal to approve the compensation of the named executive officers; and

4. to transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

By Order of the Board,

**D. Zachary Hudson**
*Executive Vice President,*
*Global General Counsel and Secretary*
March 31, 2021

Stockholders of record at the close of business on March 15, 2021, are entitled to notice of and to vote at the meeting. A complete list of the Stockholders entitled to vote at the meeting shall be open to the examination of any stockholder for any purpose germane to the meeting, during the meeting and during ordinary business hours for a period of at least 10 days prior to the meeting, at the Company's executive offices, located at 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

**PLEASE FOLLOW THE INSTRUCTIONS IN THE COMPANY'S NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS TO VOTE YOUR PROXY.**

**REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:**

**Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.**


**INTERNET**
Visit the website on your proxy card


**BY TELEPHONE**
Call the telephone number on your proxy card


**BY MAIL**
Sign, date and return your proxy card if you received a paper copy


**DURING THE VIRTUAL MEETING**
Follow the instructions on your proxy card

## Table of Contents

# PROXY SUMMARY

## — RESPONSE TO THE COVID–19 PANDEMIC

Beginning in February 2020 through the date of this report, our operations have been significantly impacted by the COVID-19 Pandemic. Steps were taken by various countries, including those in which we operate, to restrict inbound international travel and implement closures of non-essential operations, including each of our Integrated Resorts, for certain periods in 2020.

Our principal focus during the COVID-19 Pandemic has been the safety and well-being of our Team Members and patrons and providing support for the communities in which we operate. Since February 2020, we have provided significant financial aid, donated food to organizations helping vulnerable members of society and delivered practical solutions such as donations of personal protective equipment ("PPE"), COVID-19 test kits and other essential equipment in our host markets.

The COVID-19 Pandemic had a material negative impact on our operating results in 2020. Our revenues declined 74% year-on-year to $3.61 billion and we recorded a net loss in 2020 of $2.1 billion. Despite the challenges our Company and industry faced, we stood by our communities and Team Members, forgoing furloughs and layoffs to maintain steady paychecks and health benefits when it mattered most. We were pleased to have reached positive adjusted property EBITDA for the fourth quarter of 2020, as some restrictions were eased and visitation to our properties in both Macao and Singapore began to recover.

We suspended our regular dividend program in April 2020 in response to the uncertainty created by the COVID-19 Pandemic. We did not pay any management incentive compensation related to the 2020 fiscal year.

Our financial strength, however, allowed us to accelerate our capital investment programs in support of diversification and long-term development objectives in Macao. We also continue to invest in our existing facilities at Marina Bay Sands and remain committed to the expansion of our market-leading Integrated Resort in Singapore.

## — LEADERSHIP TRANSITION AND SUCCESSION PLANNING

It was with great sadness that we announced the passing of our Chairman and Chief Executive Officer (CEO), Sheldon G. Adelson on January 11, 2021. The Board appointed Robert Goldstein to the position of Chairman and CEO. Mr. Goldstein has more than 25 years of senior leadership experience at Las Vegas Sands. The role of President and COO has been assumed by Patrick Dumont, previously our Chief Financial Officer (CFO). Randy Hyzak succeeds him in the CFO role, having previously served as our Chief Accounting Officer.

The planning and execution of leadership transition is one of the most important functions of the Board. We are pleased to have developed sufficient senior leadership talent within the organization to enable us to fill three executive positions with highly qualified internal candidates. We will continue to identify and develop executive talent within our organization to ensure effective future leadership transitions.

## CORPORATE RESPONSIBILITY



**PEOPLE**

Be the employer of choice leading the hospitality and tourism industry in the regions we serve



**COMMUNITIES**

Make our communities better places to live, work and visit



**PLANET**

Ensure the long-term environmental health of our regions as sustainable tourism destinations

Sands is committed to being a valuable contributor through collaboration with Team Members, trade partners, including small and medium-sized enterprises, and local communities. Beyond being an economic engine that drives business and leisure tourism in our host regions, we strive to be a good corporate citizen committed to working with local governments, civic leaders and the public sector to create healthy, resilient and sustainable communities.

The pillars of our corporate responsibility framework highlight our focus on being an employer and business partner of choice, engaging with communities to address their specific issues and needs, and minimizing our environmental impact through sustainable practices. We believe our execution of initiatives across these pillars provides a better patron experience, creates more efficient operations, supports a thriving business

climate and will contribute to higher stockholder returns over the long term.

Recognition of our achievements in these areas include:

- Global leader in sustainability, recognized by independent third parties on a regional and global level
- Named to Fortune's listing of the "World's Most Admired Companies" in 2021, for the fifth consecutive year
- Only U.S. based Casino and Gaming company to be named on the Dow Jones Sustainability Index (DJSI) World and DJSI North America index 2020
- One of only 16 companies in North America to be on the A List for both CDP Climate Change and Water Security
- Named to Forbes' annual list of America's Best-in-State Employers

**Member of**

# DOW Jones Sustainability Indices

**Powered by the S&P Global CSA**



**CLIMATE**



**WATER**

In 2020, we published our inaugural Environmental, Social & Governance annual report (ESG Report) for 2019. The 2019 ESG Report is available on our website and contains further information on our environmental sustainability performance, including data indices that reflect the reporting standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

## COMMITMENT TO RETURNING CAPITAL TO STOCKHOLDERS

We made the decision to suspend our regular dividend program in April 2020, in response to the uncertainty created by the COVID-19 Pandemic. It is our expectation that the circumstances that led to that dividend suspension and the challenging operating conditions of the business in 2020 are temporary. Our underlying strategy of delivering high returns on invested capital and profitable growth remains in place. We look forward to future success in delivering against those objectives and the consequent resumption of a return of capital to stockholders after our business achieves recovery in cash flow generation and we consider it appropriate to do so.

**$15.6 Billion**
REGULAR DIVIDENDS PAID SINCE THE INTRODUCTION OF OUR RECURRING DIVIDEND IN 2012

**15.5%**
COMPOUND ANNUAL GROWTH RATE OF THE RECURRING REGULAR DIVIDEND FROM 2012 INCEPTION TO 2020

**$4.5 Billion**
SHARES REPURCHASED UNDER OUR SHARE REPURCHASE PROGRAMS SINCE 2013



**Global Industry Leadership**



**Delivering Profitable Growth**



**Driving Stockholder Return**



**Returning Capital to Stockholders**

## CORPORATE GOVERNANCE BEST PRACTICES

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Below are the highlights of our corporate governance practices.

| | |
|---|---|
| **YES** | • Annual election of all Directors<br>• Majority of Independent Directors<br>• Annual Board and Committee self-evaluations<br>• Systemic risk oversight by Board and Committees<br>• Strong investor outreach program<br>• Annual "say-on-pay" vote<br>• Full disclosure of incentive plan performance measure<br>• Stock ownership requirements for Directors<br>• Robust anti-hedging, anti-short sale and anti-pledging policies<br>• Clawback policy<br>• "Double-Trigger" for change in control severance payments (effective March 2021) |
| **NO** | • Poison pill<br>• Excise tax gross-up provisions<br>• Supplemental executive retirement plans<br>• Guaranteed bonuses<br>• Repricing of underwater options |

## OUR COMMITMENT TO STOCKHOLDERS



**CONTACT**
Conduct year-round conversations in which we reach out directly to and respond to inquiries from stockholder representatives,including those responsible for ESG issues

**RESPOND**
Take stockholder feedback into account as we design and enhance our policies

**LISTEN**
Establish dialogue to enhance our understanding of stockholder views

The Company has a history of actively and transparently engaging with our stockholders. An important element of our stockholder engagement process is to understand any areas of particular concern. We acknowledge the lower than desired stockholder approval for our advisory votes on compensation for our named executive officers in the last three years. We have actively engaged with stockholders to gather feedback on the design and structure of our executive compensation programs. We value this important dialogue with stockholders on our executive compensation program design and we considered that dialogue as an important component of input as we designed the compensation packages for our executive officers completed in March 2021.

This dialogue on corporate responsibility, ESG and other matters of stockholder interest is fundamental to our relationship with our stockholders and directly impacts our planning and our ESG program design. We believe this dialogue provides important perspectives as we seek to deliver stockholder value through our corporate responsibility and ESG efforts.

## AGENDA AND VOTING RECOMMENDATIONS

| | Proposals to be Voted On | Further Information | Board Recommendation |
|---|---|---|---|
| 1 | Elect ten directors to the Board to serve until the 2022 Annual Meeting | Page 64 | ⊘ For |
| 2 | Ratify the appointment of our independent registered public accounting firm | Page 65 | ⊘ For |
| 3 | An advisory (non-binding) vote on compensation for our named executive officers | Page 66 | ⊘ For |

# CORPORATE RESPONSIBILITY

As the preeminent developer and operator of world-class Integrated Resorts, we recognize the responsibility we have to our Team Members, patrons, partners, communities and other stakeholders. Throughout our history, we have created positive economic impact by delivering valuable business and leisure tourism, providing tens of thousands of jobs, tax revenues to fund social programs and significant procurement spend in the regions where we operate. We further this positive impact through our corporate responsibility platform, built on the pillars of People, Communities and Planet. The initiatives that underpin these pillars have been identified and developed through engagement with our key stakeholders and assessment of the environmental and social issues that are most relevant to them and our business. In establishing a corporate responsibility strategy to address environmental and social impacts, we seek to prioritize the initiatives that matter most.

## Corporate Responsibility: Significant External Factors Influencing 2020

We focused on each of our corporate responsibility pillars of People, Communities and Planet throughout 2020.

The impact of the COVID-19 Pandemic on our business, our Team Members and their families, the communities in which we operate, and the wider hospitality and tourism industry has been considerable. Despite the challenges our Company and industry faced, we stood by our communities and Team Members, forgoing furloughs and layoffs to maintain employment and healthcare benefits.

Since February 2020, we also have provided approximately $3.1 million in financial aid, donated more than 68,000 pounds of food to organizations helping vulnerable members of society and delivered practical solutions such as donations of PPE, COVID-19 test kits and other essential equipment to healthcare workers, first responders, emergency services providers, schools and vulnerable populations.

To protect our patrons and Team Members, we have made physical changes to our properties, such as the installation of thermal screening points at entrances and changes to our heating, ventilation and air conditioning (HVAC) systems.

Also, in 2020, we enhanced our diversity and inclusion efforts through the implementation of a new DEI charter and creation of a DEI advisory council. We also created opportunities for our Team Members and community stakeholders to share their feelings, perspectives and ideas, evaluating opportunities to make greater impact and strengthening our DEI efforts.


HOSPITALITY INDUSTRY
REGIONAL RESILIENCE
LOCAL CULTURE AND IDENTITY
SHELTER, FOOD AND SERVICES
DISASTER RELIEF AND PREPAREDNESS
CAPACITY BUILDING
EDUCATION AND EMPLOYMENT
CULTURAL AND NATURAL HERITAGE
COMMUNITIES
Make regions strong
TEAM MEMBERS
SUPPLIERS AND PARTNERS
PATRONS
SUPPORT FOR SMALL & MEDIUM ENTERPRISES
PROFESSIONAL GROWTH
HEALTH, SAFETY AND WELLBEING
DIVERSITY, EQUITY AND INCLUSION
RESPONSIBLE GAMING AND BUSINESS PRACTICES
PEOPLE
Be the employer and partner of choice
GREEN BUILDINGS
ENVIRONMENTALLY RESPONSIBLE OPERATIONS
GREEN MEETINGS AND EVENTS
ENERGY
WATER
WASTE
PROCUREMENT
FOOD
TRANSPORTATION
PLANET
Minimize our environmental impact
Sands
GOVERNANCE
Commit to the highest standards of professional conduct

## Sands Corporate Responsibility Platform

Our commitment to corporate responsibility is fundamental to our business and represents a long-term investment in our Team Members, patrons and suppliers; the communities in which we operate; the global ecological environment; and all stakeholders in our business.

### PEOPLE

Our Team Members, patrons, suppliers and partners are the forces behind our contributions to a thriving hospitality and tourism industry in our local regions. Recognizing that the exceptional service and amenities our Integrated Resorts provide and the responsible work we do in each of our communities are built on the people who drive and patronize our business, we aim to be the employer and partner of choice in each of our global regions. Our human capital programs are focused on driving professional growth; diversity, equity and inclusion, health, safety and well-being; and responsible gaming and business practices.

### COMMUNITIES

We are a committed collaborator in promoting our regions as desirable places to live, work and visit. Through our Sands Cares community engagement and charitable giving program, we strive to make our regions strong by improving quality of life and supporting the community's ability to respond to challenges. We are focused on fostering regional resilience through social support and disaster relief, advancing the local hospitality industry through workforce empowerment and education; and preserving local culture and identity through investments in cultural and natural heritage.

### PLANET

We are dedicated to minimizing our environmental impact and, as such, constantly evolving our Sands ECO360 global sustainability program to adapt to emerging trends, support new technologies and foster environmental stewardship in the areas of green buildings, environmentally responsible operations and green meetings and events. Our program is aligned with the United Nations Sustainable Development Goals and other key environmental standards in the areas of energy, water, waste, procurement, food and transportation.

## Sands Corporate Responsibility Programs and Initiatives

### PEOPLE

#### SANDS ACADEMY

In our quest to be the employer of choice in each of our regions, we provide innovative learning solutions through our Sands Academy global training and development platform. Courses, learning tools, coaching opportunities and one-on-one consulting help Team Members reach their potential and create opportunities for advancement and personal growth.

#### SMALL AND MEDIUM ENTERPRISES

Support for small and medium-sized enterprises (SMEs) remains at the forefront of our efforts to positively impact our host communities. Financial support, training opportunities and our commitment to local procurement are just some of the ways in which local SMEs benefited from our dedicated SME programs in 2020. In Macao, Sands China operates the

Sands Procurement Academy that works to develop local SME suppliers by sharing business knowledge and skills, helping them gain the necessary experience and capacity to facilitate business with large-scale international customers. This is typical of the programs that we have developed throughout our host communities. Our commitment has continued unabated during the COVID-19 Pandemic.

## DIVERSITY, EQUITY AND INCLUSION

We are dedicated to creating a diverse and inclusive culture that spans the recruitment, training and development of individuals, as well as the engagement with businesses and community partners, that come from all experiences, ages, cultural and racial backgrounds, sexual orientations, genders, gender identities, social classes, physical abilities and attributes, national origins, and religious and spiritual beliefs. Our DEI initiatives are focused on five core areas: human resources and talent management, supplier diversity and inclusion, community outreach, benchmarking and communication, and corporate governance.

## SANDS PROJECT PROTECT

We are committed to creating and investing in industry-leading policies and procedures that not only meet but exceed government regulations and the expectations of our patrons, Team Members, suppliers, vendors and communities. Our Sands Project Protect program safeguards against a range of critical social issues through education, training and protocols in the areas of:

- **Responsible Gaming:** We are firmly committed to encouraging responsible gaming practices and providing resources for people experiencing gambling-related problems. We support industry protocols such as prominent posting of problem gambling helplines throughout our properties and careful restriction of gaming-related marketing and advertising materials to age-appropriate venues.
- **Counter-Human Trafficking:** We have a zero-tolerance policy for human trafficking in any form, which applies to all Sands properties, Team Members, business partners and suppliers. Our multi-layered counter-trafficking procedures leverage strong relationships with law enforcement and comprehensive surveillance and security measures to prevent and detect illicit activity. Our work has included legislative advocacy efforts, a global gap analysis to combat forced labor and sexual exploitation to enhance our industry-leading best practices and ongoing training around our counter-human trafficking policies and protocols.
- **Preventing Financial Crimes:** Our comprehensive program to prevent illegal financial activity spans patron screenings and due diligence, transactional controls, Team Member training, and reporting and record-keeping to safeguard our properties and communities from criminal behavior.

## COMMUNITY

### SANDS CARES

Our global community engagement and charitable giving program, Sands Cares, integrates our community support to address our regions' most pressing issues through problem-solving, financial giving, in-kind support and volunteerism. Our signature global Sands Cares programs include:

### Sands Cares Accelerator

This unique, capacity-building program works to fast-track invited nonprofit members with a proven track record of accomplishment toward the next stage of their evolution. Through a three-year engagement, the Sands Cares Accelerator enables community organizations to further entrench in their missions and deliver greater community impact with financial investment, strategic guidance, mentorship and in-kind support from Sands that helps them advance to a new level or achieve a strategic goal.

### Sands Cares Global Hygiene Kit Build

Through the Sands Cares Global Hygiene Kit Build with Clean the World, our Team Members annually produce hundreds of thousands of hygiene kits to support people affected by disasters, as well as underprivileged populations without any or limited access to proper hygiene. According to Clean the World, soap saves lives by preventing disease and nurturing positive self-care, and the Sands Cares Kit Global Hygiene Kit Build has provided more than one million kits to populations in need since its inception in 2015.

## PLANET

### SANDS ECO360

We are committed to ensuring the long-term environmental health of our regions as sustainable tourism destinations by practicing responsible development and reducing our impact on the natural environment. Our approach to environmental sustainability focuses on six key themes: energy, transportation, water, waste, food and procurement. We address each theme within the three pillars of the Sands ECO360 program to ensure our initiatives span the full scale of the Company's operations: green buildings, environmentally responsible operations, and green meetings and events.

In addition to our internal initiatives, Sands has developed a unique program to encourage sustainability in our local regions:

### Drop By Drop Project

A collaborative water stewardship initiative in conjunction with long-time partner Clean the World Foundation, the Drop by Drop Project reinvests capital from Sands' water stewardship efforts into innovative water projects in our Las Vegas, Macao and Singapore regions. Through the Drop by Drop Project, Sands repurposes savings from its water conservation efforts into community organizations that address four key topics:

- Reinvigorating ecosystems by safeguarding and restoring aquatic ecosystems
- Leveraging technologies by promoting early-stage innovation and solutions scaling for water efficiency
- Increasing resiliency by strengthening community response to floods, droughts and other water-related risks
- Engaging the community by boosting awareness of water dependence issues

## Sustainability Initiatives

Our global sustainability targets for 2016-2020 were aligned with three United Nations Sustainable Development Goals (SDGs); SDG 7 Affordable and Clean Energy, SDG 6 Clean Water and Sanitation, and SDG 12 Responsible Consumption and Production. Our emissions reduction targets are approved by the Science Based Targets initiative and are aligned with The Paris Agreement to limit global warming to well-below 2 degrees Celsius.

Our 2020 targets from a 2015 baseline included:

- **Emissions:** a 6% reduction in emissions from resort operations, in addition to offsetting newly opened resorts
- **Water Consumption:** a 3% reduction in water consumption on a per square foot basis
- **Waste:** a 5% increase in waste diversion rate

Despite business disruption related to the COVID-19 Pandemic, successful sustainability initiatives in 2020 included:

- Implemented 23 energy and 10 water eco-efficiency projects throughout our resorts

- Sourced 100%, 10%, and 5% renewable energy certificates for The Venetian Resort Las Vegas, Marina Bay Sands, and Sands China Ltd.'s electricity use, respectively
- Engaged three regional water organizations via The Drop by Drop Project to support local water stewardship projects
- Developed and implemented a PPE recycling program at The Venetian Resort
- Implemented artificial intelligence technologies to reduce food waste in Team Member Dining Rooms at Marina Bay Sands and Sands China Ltd.

Our ESG Report contains additional information on our corporate responsibility program including data indices that reflect the reporting standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). The report is available on our website at https://www.sands.com. We are providing the address to our internet site here and elsewhere solely for the information of our investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website into this proxy statement.

## Key Components of our Corporate Responsibility and ESG Programs

Our corporate responsibility and ESG programs are comprised of the following initiatives and policies:

| | | | |
|---|---|---|---|
| ✓ | Comprehensive ESG Report Including GRI and SASB Disclosure | ✓ | Code of Business Conduct and Ethics |
| ✓ | Alignment with U.N. Sustainable Development Goals | ✓ | Supplier Code of Conduct |
| ✓ | Emission Reduction Goals Approved by Science-Based Targets Initiative | ✓ | Anti-Corruption Policy |
| ✓ | CDP Climate Change and Water Security Disclosure | ✓ | Reporting and Non-retaliation Policy |
| ✓ | Diversity, Equity and Inclusion Charter | ✓ | Responsible Gaming Program |
| ✓ | Small and Medium Enterprises Support Programs in our Local Communities | ✓ | Global Training and Development Program |
| ✓ | Human Rights Statement | ✓ | Global Community Engagement and Charitable Giving Program |
| ✓ | Global Human Trafficking Prevention Policy | | |

# Corporate Governance Profile

Our commitment to corporate governance is integral to our business and reflects not only regulatory requirements, NYSE listing standards and broadly recognized governance practices, but also effective leadership and oversight by our executive officers and Board. We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance framework include the following:

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| **60% Independent Directors.** Six of our ten directors standing for election have been determined by us to be "independent" as defined by the NYSE listing standards. | **No Classified Board.** Our directors are elected annually for one-year terms. |
| **Increasing Diversity of Directors.** We increased the female representation on our Board to 20% at the beginning of 2021. | **No Poison Pill or Stockholder Rights Plan.** We do not have a "poison pill" or stockholder rights plan. |
| **Annual Board and Committee Self-Evaluations.** The Board and each committee annually conduct a comprehensive self-evaluation process. | **No Use of Inside Information to Trade in the Markets.** Our Code of Business Conduct and Ethics prohibits our directors, officers and Team Members from trading in company stock while in possession of material non-public information. |
| **Systemic Risk Oversight by Board and Committees.** Our Board has overall responsibility for risk oversight, while each of our Audit, Compensation and Compliance Committees monitor and address risks within the scope of their particular expertise or charter. | **No Option Trading or Short Selling of Our Securities.** None of our directors and officers are permitted to trade in, puts, calls or other derivatives in respect of Company securities or sell Company securities "short". |
| **Entirely Independent Committees.** All of the members of our Audit, Compensation, Compliance and Nominating and Governance Committees are independent. | **No Hedging of Our Securities.** Our anti-hedging policy prohibits our directors and officers from engaging in any hedging or monetization transactions involving our securities. |
| **Audit Committee Financial Experts.** All of the members of our Audit Committee qualify as "financially literate" as required by the NYSE. | **No Pledging of Our Securities.** None of our officers or directors are permitted to hold Company securities in a margin account or pledge our securities as collateral for a loan. |
| **Stock Ownership Guidelines for Directors.** Our Equity Plan requires directors may not sell their annual awards while a member of the Board. | |
| **Director Training and On-boarding.** We have a robust on-boarding and quarterly training program for our directors focusing on specific items impacting our Integrated Resort operations. | |

# STOCKHOLDER ENGAGEMENT

During fiscal 2020, we engaged with representatives of the majority of our largest institutional stockholders. Principal areas of discussion included:

- operating performance, including the impact of COVID-19
- company strategy
- board composition
- succession planning
- corporate responsibility, including environmental, social and governance issues
- executive compensation

The following diagram provides an overview of the Company's stockholder engagement practice:


CONTACT
Conduct year-round conversations in which we reach out directly to and respond to inquiries from stockholder representatives,including those responsible for ESG issues
LISTEN
Establish dialogue to enhance our understanding of stockholder views
RESPOND
Take stockholder feedback into account as we design and enhance our policies

The Company has a history of actively and transparently engaging with our stockholders. This reflects our belief that strong corporate governance includes the commitment to establish dialogue with stockholders and to provide the opportunity for questions and concerns to be explored and discussed. We have a long-established investor outreach program designed to facilitate direct stockholder engagement and the solicitation of stockholder views and input, with a focus on engagement with portfolio managers and analysts with investment allocation responsibility. In recent years, that engagement has evolved to extend to representatives that have specific responsibility for corporate governance at certain of these institutions.

We continuously conduct an extensive global program of direct investor outreach through a combination of investor conferences, investor road-shows and one-on-one investor meetings and video conferences. Our outreach program reflects our geographically diverse stockholder base and is designed to ensure we understand and consider the issues of importance to our stockholders. We engaged in 2020 with a substantial majority of the largest active-management and passive investors in Las Vegas Sands Common Stock.

In our interactions with stockholders in 2020, we proactively sought dialogue on our efforts within corporate responsibility, which includes the areas of environmental, social and governance issues impacting our operations. As a result of this dialogue, we launched in 2020 our inaugural ESG Report (available on our website at https://www.sands.com) to further engage and inform our stockholders on these topics.

An important element of our stockholder engagement process is to understand any areas of particular concern. We acknowledge the lower than desired stockholder approval for our advisory votes on compensation for our named executive officers the last three years. We have actively engaged with stockholders to gather feedback on the design and structure of our executive compensation programs. We value this important dialogue with stockholders on our executive compensation program design and we considered that dialogue as an important component of input as we designed the compensation packages for our executive officers completed in March 2021, which increased at-risk compensation and provided multiple metrics for performance-based compensation for both equity and non-equity incentive compensation.

This dialogue on corporate responsibility, ESG and any other matters of stockholder interest is fundamental to our relationship with our stockholders and directly impacts our planning and our ESG program design. We believe this valuable dialogue will provide important perspectives as we seek to deliver stockholder value through our corporate responsibility and ESG efforts.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

> **The estate of Mr. Adelson and his family members beneficially own 433,055,268 shares representing approximately 56.6% of the Company's outstanding common stock as of March 15, 2021**

The following table sets forth information as of March 15, 2021, as to the beneficial ownership of our Common Stock, in each case, by:

- each person known to us to be the beneficial owner, in an individual capacity or as a member of a "group," of more than 5% of our Common Stock;
- each named executive officer;
- each of our directors; and
- all of our executive officers and directors, taken together.

| Name of Beneficial Owner[2] | Beneficial Ownership[1] | |
|---|---|---|
| | Shares | Percent (%) |
| Estate of Sheldon G. Adelson[3][4] | 67,246,625 | 8.8% |
| Dr. Miriam Adelson[3][5] | 331,120,426 | 43.3% |
| General Trust under the Sheldon G. Adelson 2007 Remainder Trust[3][6] | 87,718,919 | 11.5% |
| General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust[3][7] | 87,718,918 | 11.5% |
| Robert G. Goldstein[8] | 2,887,057 | * |
| Patrick Dumont[9] | 700,000 | * |
| David Z. Hudson[10] | 50,000 | * |
| Irwin Chafetz[3][11] | 254,879,144 | 33.4% |
| Micheline Chau[12] | 16,772 | * |
| Charles D. Forman[13] | 212,040 | * |
| George Jamieson[14] | 16,276 | * |
| Nora M. Jordan | — | * |
| Charles A. Koppelman[15] | 17,419 | * |
| Lewis Kramer[16] | 15,120 | * |
| David F. Levi[17] | 18,654 | * |
| All current executive officers and directors of our Company, taken together (12 persons)[18] | 4,013,499 | * |

\*      Less than 1%.

(1)    A person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of such securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, the sole voting and investment power with respect to the indicated shares of Common Stock. Percentages are based on 763,864,648 shares issued and outstanding at the close of business on March 15, 2021 (including unvested shares of restricted stock, but excluding treasury shares), plus any shares of our Common Stock underlying options held by all individuals listed on the table that are vested and exercisable.

(2)    The address of each person named in this table is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(3)    Dr. Miriam Adelson, Irwin Chafetz, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust constitute a "group," and the estate of Sheldon G. Adelson (for which Dr. Adelson has been appointed special administrator) may be a member of such group, that, as of March 15, 2021, collectively beneficially owned 433,135,429 shares of our Common Stock, or 56.7% of the total number of shares issued and outstanding as of that date, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the foregoing persons may be deemed to beneficially own certain shares beneficially owned by the other persons in such "group."

(4)  This amount includes (a) 66,551,887 shares of our Common Stock held by Estate of Sheldon G. Adelson and (b) options to purchase 694,738 shares of our Common Stock that are vested and exercisable. Dr. Miriam Adelson was appointed Special Administrator of the Estate of Sheldon G. Adelson on February 17, 2021.

(5)  This amount includes (a) 90,779,145 shares of our Common Stock held by Dr. Adelson, (b) 7,663,705 shares of our Common Stock held by trusts or custodial accounts for the benefit of Dr. Adelson's family members over which Dr. Adelson, as trustee or in another fiduciary capacity, retains sole voting control and dispositive power, (c) 220,110,866 shares of our Common Stock held by trusts for the benefit of Dr. Adelson and her family members over which Dr. Adelson, as trustee, shares dispositive power, of which 2,208,548 of these shares, Dr. Adelson also shares voting control, and (d) 12,566,710 shares of our Common Stock held by an entity over which Dr. Adelson, as manager, has sole voting and dispositive control.

(6)  This amount includes 87,718,919 shares of our Common Stock held by the General Trust under the Sheldon G. Adelson 2007 Remainder Trust.

(7)  This amount includes 87,718,918 shares of our Common Stock held by the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust.

(8)  This amount includes (a) 137,057 shares of our Common Stock held by The Robert and Sheryl Goldstein Trust and (b) options to purchase 2,750,000 shares of our Common Stock that are vested and exercisable.

(9)  This amount includes options to purchase 425,000 shares of our Common Stock that are vested and exercisable.

(10)  This amount includes options to purchase 50,000 shares of our Common Stock that are vested and exercisable.

(11)  This amount includes (a) 77,972 shares of our Common Stock held by Mr. Chafetz, (b) 2,189 unvested shares of restricted stock, (c) 219,252,318 shares of our Common Stock held by trusts for the benefit of members of the Adelson family over which Mr. Chafetz, as trustee, retains sole voting control and shares dispositive power, (d) 33,338,117 shares of our Common Stock held by trusts for the benefit of members of the Adelson family over which Mr. Chafetz, as trustee, retains sole voting control and dispositive power, and (e) 2,208,548 shares of our Common Stock held by a trust for the benefit of members of the Adelson family over which Mr. Chafetz, as trustee, shares voting and dispositive power. Mr. Chafetz disclaims beneficial ownership of the shares of our Common Stock held by any trust for which he acts as trustee, and this disclosure shall not be deemed an admission that Mr. Chafetz is a beneficial owner of such shares for any purpose.

(12)  This amount includes (a) 8,368 shares of our Common Stock held by Ms. Chau, (b) 2,189 unvested shares of restricted stock and (c) options to purchase 6,215 shares of our Common Stock that are vested and exercisable.

(13)  This amount includes (a) 209,851 shares of our Common Stock held by Mr. Forman and (b) 2,189 unvested shares of restricted stock.

(14)  This amount consists of (a) 9,352 shares of our Common Stock held by Mr. Jamieson, (b) 1,000 shares held by a trust, (c) 2,189 unvested shares of restricted stock, and (d) options to purchase 3,735 shares of our Common Stock that are vested and exercisable.

(15)  This amount includes (a) 15,230 shares of our Common Stock held by Mr. Koppelman and (b) 2,189 unvested shares of restricted stock.

(16)  This amount includes (a) 4,411 shares of our Common Stock held by Mr. Kramer, (b) 2,189 unvested shares of restricted stock, (c) options to purchase 6,390 shares of our Common Stock that are vested and exercisable, and (d) options to purchase 2,130 shares of our Common Stock that are excisable within 60 days of March 15, 2021.

(17)  This amount includes (a) 8,368 shares of our Common Stock held by Mr. Levi, (b) 2,189 unvested shares of restricted stock and (c) options to purchase 8,097 shares of our Common Stock that are vested and exercisable.

(18)  This amount includes (a) 15,323 unvested shares of restricted stock, (b) options to purchase 3,249,437 shares of our Common Stock that are vested and exercisable and held by the Company's current executive officers and current directors and (c) options to purchase 2,130 shares of our Common Stock that are exercisable within 60 days of March 15, 2021 and held by the Company's current executive officers and current directors. This amount does not include the 254,798,983 shares of Common Stock Mr. Chafetz has beneficial ownership of as a trustee of the trusts referenced in footnote 11 above.

# ● BOARD

Our Board currently has ten directors. The term of office of the current directors will expire at the 2021 Annual Meeting. Stockholders will be asked to consider the following ten nominees to serve as director until the 2022 Annual Meeting and until his or her respective successor has been duly elected and qualified or until such director's resignation, disqualification, death or removal: Irwin Chafetz, Micheline Chau, Patrick Dumont, Charles D. Forman, Robert G. Goldstein, George Jamieson, Nora M. Jordan, Charles A. Koppelman, Lewis Kramer and David F. Levi.

Each of the nominees is a current director of the Company who has indicated he or she will serve if elected. We do not anticipate any of the nominees will be unable or unwilling to serve, if elected, but if that happens, it is the intention of the persons named in the proxies to select and cast their votes for the election of such other person or persons as the Board may designate.

Our current directors bring a variety of experiences and core competencies we believe are important to overseeing the strategic execution and risk management of our Company's operations. The complexities of our Integrated Resort operations include five primary revenue categories, seven operating segments and significant development and construction initiatives. Strict adherence to gaming and other regulations across three jurisdictions, two of which are in Asia,

is essential. The ability to provide the appropriate oversight and risk assessment responsibilities is demonstrated in our directors' professional careers, which include:

- C-suite level positions at global public companies, including those in:
  - gaming, hospitality and meetings, incentives, conventions and exhibitions ("MICE");
  - marketing and branding; and
  - retail and entertainment.
- Participation on other global public company boards;
- Financial transactions and corporate finance experience;
- Accounting, auditing and internal control experience in working with global Fortune 500 public companies; and
- Extensive legal, judicial and regulatory experience.

In addition to the specific professional experience of our directors, we select our directors because they are highly accomplished in their respective fields, insightful and inquisitive. We believe each of our directors possesses sound business judgment and is highly ethical. We consider a wide range of factors in determining the composition of our Board, including professional experience, skills, education, training, background and diversity.

**DIRECTOR INDEPENDENCE**



60% Independent directors

40% Non-independent directors

**DIRECTOR TENURE**



10-16 Yrs. **2**

5-9 Yrs. **5**

0-4 Yrs. **3**

**Average Director Tenure: 7 yrs.**

**AGE DISTRIBUTION**



40s **(1)**

60s **(4)**

80s **(3)**

**71** YRS. AVERAGE AGE:

70s **(2)**

The table below summarizes the key qualifications, skills and attributes of the Board. Our directors nominees' biographies describe each director's background and relevant experience in more detail.

| Qualifications, Expertise & Attributes | Goldstein | Dumont | Chafetz | Forman | Chau | Jamieson | Jordan | Koppelman | Kramer | Levi |
|---|---|---|---|---|---|---|---|---|---|---|
| Accounting/Audit/Finance | | ✓ | | | ✓ | ✓ | | | ✓ | |
| Senior Leadership | ✓ | ✓ | | ✓ | ✓ | | | ✓ | | ✓ |
| Compliance/Governance/Legal | | | | ✓ | | | ✓ | | | ✓ |
| Hospitality/Gaming/MICE | ✓ | ✓ | ✓ | ✓ | | | | | | |
| Public Company Board Experience | ✓ | | | | ✓ | | | ✓ | ✓ | |

Below are the backgrounds of the director-nominees:

## ROBERT G. GOLDSTEIN

Age: 65
Director since: 2015

**Qualifications to serve on our Board**

Mr. Goldstein's extensive experience in the hospitality and gaming industries, including as a senior executive officer of our Company (or its predecessors) since 1995, as well as his current position as our Chairman and Chief Executive Officer, led the Board to conclude he would be a valuable member of our Board.

Mr. Goldstein was appointed the Company's Chairman and Chief Executive Officer on January 26, 2021 and had been the Company's President and Chief Operating Officer and a member of the Board since January 2015. He previously served as the Company's President of Global Gaming Operations from January 2011 until December 2014, the Company's Executive Vice President from July 2009 until December 2014, and the Company's Secretary from August 2016 to November 2016. He has held other senior executive positions at the Company and its subsidiaries since 1995. Mr. Goldstein has served as a member of the board of our Company's subsidiary, Sands China Ltd., since May 2014, and as its interim president from January 2015 through October 2015. From 1992 until joining the Company in December 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. He served on the board of Remark Media, Inc., a global digital media company, from May 2013 to March 2017.

## PATRICK DUMONT

Age: 46
Director since: 2017

**Qualifications to serve on our Board**

Mr. Dumont's experience in corporate finance and his positions and tenure with the Company led the Board to conclude he would be a valuable member of our Board.

Mr. Dumont has been a Director of the Company since April 2017. Mr. Dumont was appointed President and Chief Operating Officer on January 26, 2021 and had been the Company's Executive Vice President and Chief Financial Officer since March 2016 and prior to that was our Senior Vice President, Finance and Strategy from September 2013 through March 2016. From June 2010 until August 2013, Mr. Dumont served as the Company's Vice President, Corporate Strategy.

## IRWIN CHAFETZ

Age: 84
Director since: 2005

**Qualifications to serve on our Board**

Mr. Chafetz's extensive experience in the hospitality, trade show and convention businesses, as well as his experience as a former executive of our predecessor company, led the Board to conclude he would be a valuable member of our Board.

Mr. Chafetz has been a Director of the Company since February 2005. He was a director of Las Vegas Sands, Inc. from February until July 2005. Mr. Chafetz is a manager of The Interface Group, LLC, a Massachusetts limited liability company that controls Interface Group-Massachusetts, LLC. Mr. Chafetz has been associated with Interface Group-Massachusetts, LLC and its predecessors since 1972. From 1989 to 1995, Mr. Chafetz was a vice president and director of Interface Group-Nevada, Inc., which owned and operated trade shows, including COMDEX, and also owned and operated The Sands Expo and Convention Center. From 1989 to 1995, Mr. Chafetz was also vice president and a director of Las Vegas Sands, Inc. Mr. Chafetz has served on the boards of many charitable and civic organizations and is a former member of the dean's advisory council at Boston University School of Management.

## CHARLES D. FORMAN

**Age: 74**
**Director since: 2004**

**Qualifications to serve on our Board**

Mr. Forman's extensive experience in the hospitality, trade show and convention businesses led the Board to conclude he would be a valuable member of our Board.

Mr. Forman has been a Director of the Company since August 2004. He has been a director of Las Vegas Sands, LLC (or its predecessor, Las Vegas Sands, Inc.) since March 2004. In addition, he has served as a member of the board of the Company's subsidiary, Sands China Ltd., since May 2014. Mr. Forman served as chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman is a member of the board of trustees of The Dana-Farber Cancer Institute.

## MICHELINE CHAU

**Age: 68**
**Director since: 2014**
**INDEPENDENT**

**Qualifications to serve on our Board**

Ms. Chau currently serves on the board of Dolby Laboratories, Inc., and was a member of the board of Red Hat, Inc. Ms. Chau's extensive and varied business experience, including as president and chief operating officer at Lucasfilm Ltd., and her experience as a director of other public companies led the Board to conclude she would be a valuable member of our Board.

Ms. Chau has been a Director of the Company since October 2014. She served as the president, chief operating officer and executive director of Lucasfilm Ltd., a film and entertainment company, from 2003 to 2012 and as its chief financial officer from 1991 to 2003. Before that, Ms. Chau held other executive-level positions in various industries, including retail, restaurant, venture capital and financial services. She currently serves on the board of Dolby Laboratories, Inc., an audio, imaging and communications company, since February 2013, and was a member of the board of Red Hat, Inc., a provider of open-source software solutions, from November 2008 to August 2012.

## GEORGE JAMIESON

**Age: 84**
**Director since: 2014**
**INDEPENDENT**

**Qualifications to serve on our Board**

Mr. Jamieson's extensive experience in the accounting profession, including his experience auditing public companies and his international experience, as well as his service on the boards of directors of charitable and civic organizations led the Board to conclude he would be a valuable member of our Board.

Mr. Jamieson has been a Director of the Company since June 2014. He is a certified public accountant and a retired partner of PricewaterhouseCoopers LLP. He served in various positions at PricewaterhouseCoopers LLP (or predecessor firms) in various capacities from 1964 until 1997 and most recently was managing director of accounting and auditing services for its Boston office. Mr. Jamieson is a member of the American Institute of Certified Public Accountants. He served as chairman of the finance committee and a member of the board of trustees of Colby-Sawyer College and retired as a member of the executive committee of the board of the American Liver Foundation.

## NORA M. JORDAN

**Age: 62**
**Director since: 2021**
**INDEPENDENT**

**Qualifications to serve on our Board**

Ms. Jordan's extensive legal and financial experience gained while advising clients on compliance and regulatory matters and complex investment products and offerings, as well as her management experience at a multi-national law firm, led the Board to conclude she would be a valuable member of our Board.

Ms. Jordan has been a Director of the Company since January 2021. Ms. Jordan currently is Senior Counsel at Davis Polk & Wardwell LLP, an international law firm. From 1995 through 2020, Ms. Jordan was a Partner at Davis Polk and headed its Investment Management Group from 2000 to 2020. Ms. Jordan was initially recommended as a director nominee by a non-management director. Ms. Jordan serves as a director and chair of the nominating committee of the American Skin Association and is a member of the advisory board of the Duke University Global Financial Markets Center.

## CHARLES A. KOPPELMAN

**Age: 81**
**Director since: 2011**
**INDEPENDENT**

**Qualifications to serve on our Board**

Mr. Koppelman has been a director of SeaWorld Entertainment, Inc. since July 2019 and served as executive chairman of Martha Stewart Living Omnimedia, Inc. and chairman of the board of Steve Madden Ltd. Mr. Koppelman's executive experience as a chief executive officer, including in the entertainment industry, and his experience as a director of other public companies led the Board to conclude he would be a valuable member of our Board.

Mr. Koppelman has been a Director of the Company since October 2011. Mr. Koppelman currently serves as chairman and chief executive officer of CAK Entertainment, Inc., an entertainment consultant and brand development firm founded in 1997. Mr. Koppelman has been a director of SeaWorld Entertainment, Inc. since July 2019 and serves on their Nominating and Corporate Governance and Revenue Committees. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as chairman of the board of that company from 2000 to 2004. From 2005 to 2011, Mr. Koppelman served as executive chairman and principal executive officer of Martha Stewart Living Omnimedia, Inc. and served as a director of the company from 2004 to 2011. From 1990 to 1994, he served first as chairman and chief executive officer of EMI Music Publishing and then from 1994 to 1997 as chairman and chief executive officer of EMI Records Group, North America. He served as a director of Six Flags Entertainment Corp. from May 2010 to November 2016.

## LEWIS KRAMER

**Age: 73**
**Director since: 2017**
**INDEPENDENT**

**Qualifications to serve on our Board**

Mr. Kramer has served on the board of L3 Harris Technologies, Inc. (and predecessor companies). Mr. Kramer's extensive financial and business knowledge gained while serving as an independent auditor for organizations across diverse industries and his experience as a director of a public company and non-profit organizations led the Board to conclude he would be a valuable member of our Board.

Mr. Kramer has been a Director of the Company since April 2017. Mr. Kramer was a partner at Ernst & Young LLP from 1981 until he retired in June 2009 after a nearly 40-year career at Ernst & Young LLP. At the time of his retirement, Mr. Kramer served as the global client service partner for worldwide external audit and all other services for major clients, and served on the firm's United States executive board. He previously served as Ernst & Young LLP's national director of audit services. Mr. Kramer has served on the board of L3 Harris Technologies, Inc., (and predecessor companies), since 2009.

## DAVID F. LEVI

**Age: 69**
**Director since: 2015**
**INDEPENDENT**

**Qualifications to serve on our Board**

Mr. Levi's extensive legal, judicial, academic and administrative experience, including as a Federal judge and the dean of a major law school, led the Board to conclude he would be a valuable member of our Board.

Mr. Levi has been a Director of the Company since January 2015. Mr. Levi is the Levi Family Professor of Law and Judicial Studies and Director of the Bolch Judicial Institute of Duke University School of Law. He was previously Dean of the Duke University School of Law from 2007 to 2018. He served as the chief United States district judge for the Eastern District of California from May 2003 until June 2007. He took the oath of office as a United States district judge in November 1990. He also served as the presidentially appointed United States attorney for the Eastern District of California from 1986 until November 1990. He was a member of the Attorney General's advisory committee of U.S. attorneys and served as chair of the public corruption sub-committee. Prior to his appointment as United States attorney, he served as an assistant United States attorney for the Eastern District of California. In 2004, he was elected to the Council of the American Law Institute and is currently the president of that organization. He is an elected fellow of the American Academy of Arts and Sciences and his term as a member of the board of the National Parks Conservation Association expired on April 1, 2020. He served as chair of two judicial conference committees by appointment of the chief justice. He was named chair of the civil rules advisory committee in 2000 and chair of the standing committee on the Rules of Practice and Procedure in 2003, where he served in that capacity until 2007.

# INFORMATION REGARDING THE BOARD AND OTHER COMMITTEES

## — BOARD

### NYSE Listing Standards

The NYSE's corporate governance rules generally require a majority of independent directors serve on the Board. In addition, the NYSE corporate governance rules generally require all of the members of a company's Audit Committee, Compensation Committee and Nominating and Governance Committee to be independent directors.

The Company qualifies as a "controlled company" under NYSE governance rules because the Estate of Mr. Adelson, Dr. Miriam Adelson and trusts and other entities for the benefit of the Adelson family members control more than 50 percent of the voting power of the Company's Common Stock. The Board consists of a majority of independent directors, although, as a controlled company, the Company is exempt from the general NYSE requirement to have a majority of independent directors serve on the Board. The Board has a nominating and governance committee and a compensation committee composed entirely of independent directors, although this is not required because as a controlled company the Company is exempt from the applicable NYSE requirement.

### Independent Directors

The Board has determined six of the ten current members of the Board, namely Mses. Chau and Jordan, and Messrs. Jamieson, Koppelman, Kramer and Levi, satisfy the criteria for independence under applicable rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the NYSE corporate governance rules. In making its determinations, the Board reviewed all the relevant facts and circumstances, the standards set forth in our Corporate Governance Guidelines, the NYSE rules and other applicable laws and regulations.

Two of our outside directors, Messrs. Chafetz and Forman, have business and personal relationships with the Adelson family. Mr. Chafetz was a stockholder, vice president and director of the entity that owned and operated the COMDEX trade show and The Sands Expo and Convention Center, which were created and developed by Mr. Adelson. Mr. Forman was vice president and general counsel of this entity. Mr. Chafetz also is a trustee of several trusts for the benefit of Adelson family members that beneficially own shares of our Common Stock. For additional information, see "Proxy and Voting Information — How You Can Vote" and "Security Ownership of Certain Beneficial Owners and Management" above. These relationships with the Adelson family also include making joint investments and other significant financial dealings. As a result, the Adelson family, and Messrs. Chafetz and Forman may have their financial interests aligned and, therefore, the Board does not consider Messrs. Chafetz and Forman to be independent directors.

### Board Meetings

The Board held ten meetings during 2020. The work of the Company's directors is performed not only at meetings of the Board and its committees, but also by consideration of the Company's business through the review of documents and in numerous communications among Board members and others. In 2020, all directors attended at least 75% of the aggregate of all meetings of the Board and committees on which they served during the periods in which they served.

### Annual Meeting

Our directors are encouraged to attend each annual meeting of stockholders and all of our directors attended our 2020 annual meeting of stockholders held on May 14, 2020.

# — BOARD COMMITTEES

The table below illustrates the current chairs and membership of the Board and of each standing Board committee, the independence status of each Board member and the number of Board and board committee meetings held during fiscal 2020.

| Director | Board | Audit Committee | Compensation Committee | Nominating and Governance Committee | Compliance Committee |
|---|---|---|---|---|---|
| Robert G. Goldstein | Chair | | | | |
| Patrick Dumont | ✔ | | | | |
| Irwin Chafetz | ✔ | | | | |
| Charles D. Forman | ✔ | | | | |
| Micheline Chau* | ✔ | ✔ | ✔ | | |
| George Jamieson* | ✔ | ✔ | | | Chair |
| Nora M. Jordan* | ✔ | ✔ | | ✔ | |
| Charles A. Koppelman* | ✔ | | Chair | ✔ | ✔ |
| Lewis Kramer* | ✔ | Chair | | ✔ | |
| David F. Levi* | ✔ | | ✔ | Chair | ✔ |
| **2020 MEETINGS** | **10** | **7** | **5** | **6** | **4** |

\* Independent Director
✔ Member
Note: Mr. Adelson was Chairman of the Board for the full fiscal year of 2020 but passed away on January 11, 2021.

## Standing Committees

Our Board has four standing committees: an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee"), a nominating and governance committee (the "Nominating and Governance Committee") and a compliance committee (the "Compliance Committee"). Each of the standing committees operates under a written charter approved by the Board.

### AUDIT COMMITTEE

| MEMBERS: | |
|---|---|
| **Lewis Kramer (Chair)**<br>**Micheline Chau**<br>**George Jamieson**<br>**Nora M. Jordan**<br>**MEETINGS HELD IN 2020: 7**<br>**ALL MEMBERS ARE INDEPENDENT** | **The primary purpose of the Audit Committee is to assist with the Board's oversight of:**<br>• the integrity of our financial statements<br>• our internal audit function, including audit plans, audit results and the performance of our internal audit team<br>• the review of related party transactions as further described below under "Corporate Governance — Related Party Transactions"<br>• our enterprise risk management as further described below under "Corporate Governance — The Board's Role in Risk Oversight"<br>• our information security program (including cyber security) |
| | **Our Audit Committee selects our independent registered public accounting firm and has direct oversight responsibility over the firm, including:**<br>• reviewing the firm's plan, scope and results of our annual audit, and the fees for the services performed<br>• the qualifications, independence and performance of the firm<br>• the firm's annual audit of our financial statements and any engagement to provide other services |
| | The Board has determined Mses. Chau and Jordan and Messrs. Jamieson and Kramer are each independent under applicable NYSE and federal securities rules and regulations on independence of audit committee members. The Board has determined each of the members of the Audit Committee is "financially literate" and that Mr. Kramer qualifies as an "audit committee financial expert," as defined in the NYSE listing standards and federal securities rules and regulations. The Audit Committee's activities also involve numerous discussions and other communications among its members and others. |

## COMPENSATION COMMITTEE

| MEMBERS: | |
|---|---|
| Charles A. Koppelman (Chair)<br>Micheline Chau<br>David F. Levi<br>**MEETINGS HELD IN 2020: 5**<br>**ALL MEMBERS ARE INDEPENDENT** | **The Compensation Committee has direct responsibility for the compensation of our executive officers and the authority to:**<br>• approve salaries, bonuses and other elements of employment and to approve employment agreements for our executive officers and certain other highly compensated Team Members<br>• administer our equity award plan, as amended and restated (the "Amended and Restated 2004 Equity Award Plan"), under which we grant stock options and other equity awards<br>• administer our Executive Cash Incentive Plan, our short-term incentive plan under which we provide short-term incentive compensation awards |
| | The Compensation Committee is also involved in the Company's enterprise risk management process as further described below under "Corporate Governance — The Board's Role in Risk Oversight" and "Corporate Governance — 2020 Executive Compensation Risk Assessment" and may delegate its authority to the extent permitted by the Board, the Compensation Committee charter, our by-laws, state law and NYSE regulations.<br><br>Additional information about the Compensation Committee, its responsibilities and its activities is provided below under "Compensation Discussion and Analysis." |

## NOMINATING AND GOVERNANCE COMMITTEE

| MEMBERS: | |
|---|---|
| David F. Levi (Chair)<br>Nora M. Jordan<br>Charles A. Koppelman<br>Lewis Kramer<br>**MEETINGS HELD IN 2020: 6**<br>**ALL MEMBERS ARE INDEPENDENT** | **The purpose of the Nominating and Governance Committee is to:**<br>• review and make recommendations regarding the composition of the Board and its committees<br>• implement policies and procedures for the selection of Board members<br>• identify individuals qualified to become Board members and select, or recommend the Board select, director nominees<br>• assess, develop and make recommendations to the Board with respect to Board effectiveness and related corporate governance matters, including corporate governance guidelines and procedures intended to organize the Board appropriately<br>• oversee the evaluation of the Board and management |

## COMPLIANCE COMMITTEE

| MEMBERS: | |
|---|---|
| George Jamieson (Chair)<br>Charles A. Koppelman<br>David F. Levi<br>**MEETINGS HELD IN 2020: 4**<br>**ALL MEMBERS ARE INDEPENDENT** | **The primary purpose of the Compliance Committee is to assist with the Board's oversight of:**<br>• the compliance program with respect to compliance with the laws and regulations applicable to the Company's business, including gaming laws and regulations<br>• the compliance with the Company's Code of Business Conduct and Ethics, Anti-Corruption Policy, Anti-Money Laundering Policy and Reporting and Non-Retaliation Policy applicable to the Company's directors, officers, team members, contractors and agents |

# Compensation Committee Interlocks and Insider Participation

None of the individuals who served as a member of our Compensation Committee during 2020 is, or has been, an employee or officer of the Company. None of our executive officers serve, or in the past year served, as a member of the board or compensation committee of any entity that has one or more executive officers who serve on our Board or Compensation Committee.

# NON-BOARD COMMITTEE

## Operational Compliance Committees

The Company has operational compliance committees (the "Operational Compliance Committees") for each of its gaming operations in Las Vegas, Macao and Singapore. The Company created the Operational Compliance Committees to exercise its best efforts to identify and evaluate situations arising in the course of the Company's business, wherever conducted, which may have an adverse effect upon its objectives or those of gaming control and thereby cause concern to any gaming authority. The Operational Compliance Committees monitor the Company's activities so as to assist the Company's senior management with regard to the Company's: business associations, that is, to protect the Company from associations with persons denied licensing or other related approvals, or who may be deemed unsuitable to be associated with the Company; business practices and procedures; compliance with any special conditions imposed upon the Company's licenses; reports submitted to gaming authorities; and compliance with the laws, regulations and orders of governmental agencies having jurisdiction over the Company's gaming or business activities. The Operational Compliance Committee in Las Vegas operates under a written regulatory Compliance Program approved by the Nevada Gaming Control Board; in Macao, the Operational Compliance Committee operates under a Compliance Plan approved by the Sands China Ltd. ("SCL") Audit Committee; and in Singapore, the Operational Compliance Committee operates under a written Compliance Plan submitted to the Casino Regulatory Authority of Singapore. The Company's Senior Vice President and Global Chief Compliance Officer chairs the Las Vegas Operational Compliance Committee and the Chief Compliance Officers in each of Macao and Singapore chair their respective Operational Compliance Committees. The chairs of the Operational Compliance Committees report to the applicable board oversight body in their respective region: the Compliance Committee, in the case of Las Vegas, the SCL Audit Committee, in the case of Macao, and the Marina Bay Sands ("MBS") Board, in the case of Singapore. The members of the Operational Compliance Committees are Team Members of their respective entities. The Las Vegas Operational Compliance Committee also has an independent member who is not otherwise employed by the Company and who possesses a background in and extensive experience with gaming control in Nevada.

# MANAGEMENT SUCCESSION PLANNING AND DEVELOPMENT

The planning and execution of leadership succession is one of the most important functions of the Board. It was with great sadness that in January 2021, with the passing of our Founder Mr. Sheldon G. Adelson, we were required to implement a leadership transition. We are pleased to have developed sufficient senior leadership talent within the organization to enable us to fill three executive positions with highly qualified internal candidates.

Our Chairman & Chief Executive, working with the Nominating and Governance Committee and the Board, will continue to plan and identify executive talent within and outside our organization to ensure effective future leadership transitions.

# CORPORATE GOVERNANCE

## Commitment to Corporate Governance

Our Board and management have a strong commitment to effective corporate governance. We operate in three countries and are regulated in three distinct gaming jurisdictions. We are listed on two major stock exchanges and regulated as a financial institution by Financial Crimes Enforcement Network ("FinCen"), a bureau of the U.S. Department of the Treasury. We have in place a comprehensive corporate governance framework for our operations which, among other things, takes into account the requirements of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the applicable rules and regulations of the SEC and the NYSE. The key components of this framework are set forth in our amended and restated articles of incorporation and by-laws, along with the following additional documents:

- our Audit Committee Charter
- our Compensation Committee Charter
- our Nominating and Governance Committee Charter
- our Compliance Committee Charter
- our Corporate Governance Guidelines
- our Code of Business Conduct and Ethics
- our Anti-Corruption Policy
- our Reporting and Non-Retaliation Policy

Copies of each of these documents are available on our website at https://investor.sands.com by clicking on "Documents & Charters" within the "Governance & Corporate Responsibility" section. Copies also are available without charge by sending a written request to the following address: Investor Relations, Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

## Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines for our Company that set forth the general principles governing the conduct of the Company's business and the role, functions, duties and responsibilities of the Board, including, but not limited to, such matters as composition, membership criteria, orientation and continuing education, retirement, committees, compensation, meeting procedures, annual evaluation and management succession planning.

## Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of the Company's directors, officers (including the principal executive officer, principal financial officer and principal accounting officer), Team Members and agents. The Code of Business Conduct and Ethics establishes policies and procedures the Board believes promote the highest standards of integrity, compliance with the law and personal accountability. The Company's Code of Business Conduct and Ethics is provided to all new directors, officers and Team Members.

## Anti-Corruption Policy

We have adopted an Anti-Corruption Policy to ensure the hospitality and business development practices of all of our operations anywhere in the world are fully consistent with applicable record keeping and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Sarbanes-Oxley Act of 2002. The Anti-Corruption Policy is provided to all new directors, officers and Team Members.

## Reporting and Non-Retaliation Policy

We have adopted a Reporting and Non-Retaliation Policy to facilitate and encourage the reporting of any misconduct at the Company, including violations or potential violations of our Code of Business Conduct and Ethics, and to ensure those reporting such misconduct will not be subject to harassment, intimidation or other retaliatory action. The Reporting and Non-Retaliation Policy is provided to all new directors, officers and Team Members.

## Related Party Transactions

We have established policies and procedures for the review, approval and/or ratification of related party transactions. Under its charter, the Audit Committee approves all related party transactions required to be disclosed in our public filings. Under guidelines established by our Audit Committee, proposed transactions and matters requiring approval under our policies with aggregate values of less than $120,000 per year are presented to the Audit Committee quarterly for review. Larger transactions are presented to the Audit Committee for review, discussion and approval in advance of the transaction. The Audit Committee may, in its discretion, request additional information from the director or executive officer involved in a proposed transaction or from management prior to granting approval for a related party transaction.

# Nomination of Directors

The Nominating and Governance Committee proposed to the Board the candidates nominated for election at this annual meeting. The Nominating and Governance Committee, in making its selection of director candidates, considered the appropriate skills and personal characteristics required in light of the then-current makeup of the Board and in the context of the perceived needs of the Company at the time.

The Nominating and Governance Committee considers a number of factors in selecting director candidates, including:

- the ethical standards and integrity of the candidate in personal and professional dealings;
- the independence of the candidate under legal, regulatory and other applicable standards;
- the diversity of the existing Board, so that a body of directors from diverse professional and personal backgrounds is maintained;
- whether the skills and experience of the candidate will complement the skills and experience of the existing members of the Board;
- the number of other public company boards on which the candidate serves or intends to serve, with the expectation the candidate would not serve on the boards of more than three other public companies;
- the ability and willingness of the candidate to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her Board duties;
- the ability of the candidate to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company;
- the willingness of the candidate to be accountable for her or his decisions as a director;
- the ability of the candidate to provide wise and thoughtful counsel on a broad range of issues;
- the ability and willingness of the candidate to interact with other directors in a manner that encourages responsible, open, challenging and inspired discussion;
- whether the candidate has a history of achievements that reflects high standards;
- the ability and willingness of the candidate to be committed to, and enthusiastic about, her or his performance as a director for the Company, both in absolute terms and relative to her or his peers;
- whether the candidate possesses the courage to express views openly, even in the face of opposition;

- the ability and willingness of the candidate to comply with the duties and responsibilities set forth in the Company's Corporate Governance Guidelines and by-laws;
- the ability and willingness of the candidate to comply with the duties of care, loyalty and confidentiality applicable to directors of publicly traded corporations organized in the Company's jurisdiction of incorporation;
- the ability and willingness of the candidate to adhere to the Company's Code of Business Conduct and Ethics, including the policies on conflicts of interest expressed therein; and
- such other attributes of the candidate and external factors as the Board deems appropriate.

The Nominating and Governance Committee has the discretion to weigh these factors as it deems appropriate.

The Nominating and Governance Committee will consider candidates recommended by directors and members of management and may, in its discretion, engage one or more search firms to assist in the recruitment of director candidates. The Nominating and Governance Committee does not have a formal policy for considering director candidates recommended by stockholders and believes the processes and procedures in place for identifying, evaluating and selecting board members is sufficiently robust and takes into account, among other factors, stockholder dialogue and feedback.

# Board Leadership Structure

The Board believes Mr. Goldstein is best suited to serve as both its Chairman and Chief Executive Officer because he is the most familiar with the Company's businesses and industry and best able to establish strategic priorities for the Company. In coming to this conclusion, the Board considered its evaluation of Mr. Goldstein's previous performance as President and Chief Operating Officer, his very positive relationships with other members of the Board and the strategic vision and perspective he would bring to the position of Chairman and Chief Executive Officer. The Board was uniformly of the view that Mr. Goldstein would provide excellent leadership of the Board in the performance of its duties and that naming him as Chairman and Chief Executive Officer would serve the best interest of stockholders.

The Board has not appointed an Independent Lead Director because the communication and decision-making among the Board with the current leadership structure has proved very effective. The Board will continue to periodically consider the need to appoint an Independent Lead Director.

## The Board's Role in Risk Oversight

The Board, directly and through its committees, is actively involved in the oversight of the Company's risk management policies. The Audit Committee is charged with overseeing enterprise risk management, generally, and with reviewing and discussing with management the Company's major financial risk exposures and the steps management has taken to monitor, control and manage these exposures, including the Company's risk assessment and risk management guidelines and policies. The Audit Committee meets regularly with those members of management responsible for the Company's information security program and its related priorities and controls, and receives updates on data security that include cybersecurity resilience and emerging trends, as well as progress toward key Company initiatives in this area. The Compensation Committee oversees the Company's compensation policies, generally, to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company. The Compliance Committee assists the Board in overseeing the Company's compliance program, including compliance with the laws and regulations applicable to the Company's business and compliance with the Company's Code of Business Conduct and Ethics and other policies. The Audit Committee, the Compensation Committee and the Compliance Committee receive reports from, and discuss these matters with, management and regularly report on these matters to the Board.

## 2020 Executive Compensation Risk Assessment

The Compensation Committee has evaluated the Company's compensation structure from the perspective of enterprise risk management and the terms of the Company's compensation policies generally, and believes the Company's compensation policies and practices do not provide incentives for Team Members to take inappropriate business risks or risks reasonably likely to have a material adverse effect on the Company. As described under "Compensation Discussion and Analysis" below regarding bonuses for our named executive officers, Mr. Adelson was eligible to receive a bonus under his employment agreement, subject to the Company's achievement of predetermined performance goals. During 2020, the Company did not meet the predetermined performance goals; as a result, Mr. Adelson did not receive a bonus payment for 2020. Under their employment agreements, the other named executive officers are eligible for bonuses, up to a target percentage of their respective base salaries, based on the achievement of predetermined performance criteria established by the Compensation Committee. During 2020, the Company did not meet the predetermined performance criteria; as a result, the other named executive officers did not receive bonus payments for 2020. The Compensation Committee's active oversight of bonus payouts to executives, the discretionary nature of the Team Member bonuses, and the weighing of financial and individual performance factors means there may not be any direct correlation between any particular action by a Team Member and the Team Member's receipt of a bonus. In addition, bonus payouts are capped at 250% for the Chairman and 100% for our other named executive officers, and all Team Members eligible to receive bonuses are subject to our forfeiture of improperly received compensation policy.

## Meetings in Executive Session and Presiding Non-Management Director

In accordance with applicable rules of the NYSE and the Company's Corporate Governance Guidelines, the Board has adopted a policy to meet at each regularly scheduled Board meeting in executive session without management directors or any members of the Company's management being present. In addition, the Board's independent directors meet at least once each year in executive session. At each executive session, a presiding director chosen by a majority of the directors present presides over the session.

## Stockholder Communications with the Board

Stockholders and interested parties who wish to contact our Board, the Chairman of the Board, the presiding non-management director of executive sessions or any individual director are invited to do so by writing to:

Board of Las Vegas Sands Corp.
c/o Corporate Secretary
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Complaints and concerns relating to our accounting, internal control over financial reporting or auditing matters should be communicated to the Audit Committee using the procedures described below. All other stockholder and other communications addressed to our Board will be referred to our presiding non-management director of executive sessions and tracked by the Corporate Secretary. Stockholder and other communications addressed to a particular director will be referred to that director.

## Stockholder Communications with the Audit Committee

Complaints and concerns relating to our accounting, internal control over financial reporting or auditing matters should be communicated to the Audit Committee, which consists solely of non-employee directors. Any such communication may be anonymous and may be reported to the Audit Committee through the Office of the General Counsel by writing to:

Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Attention: Office of the General Counsel

All communications will be reviewed under Audit Committee direction and oversight by the Office of the General Counsel, the Audit Services Group, which performs the Company's internal audit function, or such other persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee. The Office of the General Counsel will prepare a periodic summary report of all such communications for the Audit Committee.

# EXECUTIVE OFFICERS

This section contains certain information about our current executive officers, including their names and ages (as of the mailing of these proxy materials), positions held and periods during which they have held such positions. There are no arrangements or understandings between our officers and any other person pursuant to which they were selected as officers.

| Name | Age | Title |
| --- | --- | --- |
| Robert G. Goldstein | 65 | Chairman of the Board, Chief Executive Officer and Treasurer |
| Patrick Dumont | 46 | President and Chief Operating Officer |
| Randy Hyzak | 51 | Executive Vice President and Chief Financial Officer |
| D. Zachary Hudson | 41 | Executive Vice President, Global General Counsel and Secretary |

On January 26, 2021, the Board appointed Mr. Goldstein as Chairman and Chief Executive Officer, Patrick Dumont as President and Chief Operating Officer and Randy Hyzak as Executive Vice President and Chief Financial Officer. Mr. Goldstein had been appointed Acting Chairman and Acting Chief Executive Officer on January 7, 2021, when Mr. Adelson took a medical leave of absence. Mr. Adelson passed away on January 11, 2021.

For background information on Messrs. Goldstein and Dumont, please see "Board."

Mr. Hyzak has been our Company's Executive Vice President and Chief Financial Officer since January 26, 2021 and was our Senior Vice President and Chief Accounting Officer since March 2016, when he joined the Company. Prior to joining our Company, Mr. Hyzak served as Vice President and Chief Accounting Officer at Freescale Semiconductor, Inc., a global semiconductor company, from February 2009 to March 2016, and served in other finance and accounting leadership capacities there, including as corporate controller. Prior to joining Freescale in February 2005, Mr. Hyzak was a senior manager with the public accounting firm Ernst & Young LLP where he primarily served large global Fortune 500 clients working in its assurance and advisory services practice from 1994 through early 2005.

Mr. Hudson has been our Company's Executive Vice President, Global General Counsel and Secretary since September 2019. Prior to joining our Company, Mr. Hudson served as executive vice president, general counsel and corporate secretary for Afiniti, an applied artificial intelligence company, from April 2016 through September 2019, and was an associate and then counsel at Bancroft PLLC, a law firm, from November 2011 to April 2016. Mr. Hudson served as a law clerk to U.S. Supreme Court Chief Justice John Roberts from 2010 to 2011 and to Justice Brett Kavanaugh in the U.S. Court of Appeals for the D.C. Circuit from 2009 to 2010. Prior to attending law school, Mr. Hudson served in the United States Navy, on the USS Santa Fe, as Lieutenant – Assistant Engineer.

# COMPENSATION DISCUSSION AND ANALYSIS

*The following discussion and analysis contains statements regarding Company performance objectives and targets. These objectives and targets are disclosed in the limited context of our compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.*

This discussion supplements the more detailed information concerning executive compensation in the tables and narrative discussion that follow under "Executive Compensation and Other Information." This Compensation Discussion and Analysis section discusses our compensation philosophy and objectives and the compensation policies and programs for the following individuals who are referred to as our "named executive officers" for 2020:

| **SHELDON G. ADELSON**[1] | **ROBERT G. GOLDSTEIN** | **PATRICK DUMONT** | **D. ZACHARY HUDSON** |
|---|---|---|---|
| Chairman, Chief Executive Officer and Treasurer | President and Chief Operating Officer | Executive Vice President and Chief Financial Officer | Executive Vice President, Global General Counsel and Secretary |

(1)  Mr. Adelson passed away January 11, 2021.

We also included in the following discussion, the new employment agreements the Company has entered into with each of its current executive officers in March 2021, in connection with the execution of the leadership succession planning previously discussed.

## 2020 ACCOMPLISHMENTS

In fiscal 2020, our financial performance was significantly impacted by the challenges faced in each of our operating jurisdictions as a result of the COVID-19 Pandemic. During this time, our primary focus has been the safety and well-being of our Team Members and patrons, and on supporting the communities in which we operate. Despite the challenges caused by the COVID-19 Pandemic, we have continued to execute on our long-term strategic objective of growing the business by investing in capital projects we believe will produce a high return on invested capital in our industry-leading Integrated Resorts in Macao and Singapore. The key accomplishments by our senior management team during 2020 included:

- Navigated the COVID-19 Pandemic while fully supporting our Team Members by forgoing furloughs and layoffs and maintaining steady paychecks and health benefits;
- Developed and implemented our re-opening strategy for our operating properties in each jurisdiction, putting in place new protocols and procedures to limit the spread of the virus and protect the well-being of our Team Members and patrons;
- Mitigated the COVID-19 Pandemic's impact on our liquidity through the issuance of $1.50 billion of SCL senior unsecured notes, securing the option to draw an additional $1.0 billion on our SCL credit facility, amending each of our SCL, Singapore and U.S. credit facilities to waive the requirements to comply with certain financial covenants through and including December 31, 2021, and implementing certain cost reduction programs;
- Progressed construction in connection with the ongoing $2.2 billion investment program in Macao, including the renovation, expansion and rebranding of Sands Cotai Central into The Londoner Macao, which began its phased opening in 2020 and will continue through 2021; and
- Enhanced our diversity and inclusion efforts through the implementation of a new DEI charter and creation of a DEI advisory council.

## — 2020 FINANCIAL RESULTS

The Company's 2020 financial performance results include:



$$3.61_B$$
consolidated
net revenue



$$2.14_B$$
consolidated
net loss



$(172)_M$
consolidated adjusted
property EBITDA[1]

(1)   Refer to Annex A, which includes a reconciliation of non-GAAP adjusted property EBITDA to net loss.

## — OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

We design our executive compensation program to drive the creation of long-term stockholder value. We do this by tying compensation to the achievement of performance goals that promote creation of stockholder value and by designing compensation to attract and retain high-caliber executives in a competitive market for talent.

Our executive compensation program is overseen by the Compensation Committee, which has developed an executive compensation program to accomplish the following primary objectives:

- Attract and retain key executive talent to support the Company's strategic growth priorities and culture;
- Maximize long-term stockholder value through alignment of the compensation and interests of the executive officers with those of our stockholders;
- Reward the executive officers by aligning their compensation with the achievement of Company financial objectives and their individual performance goals with our strategic objectives; and
- Promote good corporate citizenship in our executive officers.

# ELEMENTS OF EXECUTIVE OFFICER COMPENSATION

In 2020, the principal components of total direct compensation and their key objectives for the named executive officers are set forth below:

- **Base Salary** set by the Compensation Committee in employment agreements to reflect job responsibilities and to provide competitive fixed pay to balance performance-based compensation;
- **Annual Cash Bonus** is structured to align to our global financial execution with adjusted property EBITDA targets established annually by the Compensation Committee, taking into consideration the annual budget approved by the Board. The targets are designed to provide the ability to continue our investment and development initiatives and increase stockholder returns;

- **Equity Awards** are granted by the Compensation Committee to provide incentives to create and sustain longer-term growth in stockholder value; and
- **Personal Benefits** are provided to allow our executives to effectively and efficiently focus on their Company roles and responsibilities.

## Compensation Mix: 2020 Actual



CEO COMPENSATION MIX

21% Salary
53% Target Annual Incentive
57% AT-RISK
22% Other
4% Stock Options

OTHER NEO COMPENSATION MIX

35% Salary
35% Target Annual Incentive
58% AT-RISK
7% Other
23% Stock Options

Note: Target Annual Incentive denotes bonus and Non-Equity Incentive Plan compensation; Other denotes 401(k), life and disability insurance, health care insurance, security, airfare and other benefits. Stock option related compensation represents the expense incurred by the Company for the respective executive officers for the year ended December 31, 2020, as determined pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

## Illustration of Compensation Mix Under New Employment Agreements

New employment agreements were implemented with our executive officers in March 2021. The new agreements are designed to reduce the salary component as a proportion of overall compensation and increase the proportion of equity and at-risk components. We also expanded our performance metrics to include ESG factors as well as financial performance for both equity and non-equity incentive compensation. The following pro-forma illustrations demonstrate the approximate impact of these new agreements on the elements of executive compensation.



CEO COMPENSATION MIX

15% Salary
30% Target Annual Incentive
78% AT-RISK
7% Other
48% Equity Awards

OTHER NEO COMPENSATION MIX

22% Salary
37% Target Annual Incentive
73% AT-RISK
5% Other
36% Equity Awards

Note: The above illustration for the 2021 employment agreements reflect the following:
- Assumes "at target" achievement of goals for all performance-based compensation
- Reflects the full impact of multi-year equity compensation components at target
- Excludes equity granted outside of annual performance-based program
- Other compensation has been estimated based on historic compensation costs associated with each individual

## THE PROCESS OF SETTING EXECUTIVE COMPENSATION

We have entered into employment agreements with Messrs. Adelson, Goldstein, Dumont and Hudson. The employment agreements provide the overall framework for the compensation for these named executive officers, including base salary, target bonus amounts and equity-based awards. The Compensation Committee approved the compensation packages for Messrs. Adelson, Goldstein, Dumont and Hudson at the time we entered into their respective employment agreements and any amendments thereto and approved all bonuses and equity awards granted during the terms of these agreements and the period in which each of these individuals has served as an executive officer.

The Compensation Committee believes that most of the compensation for named executive officers should be at risk and tied to a combination of short-term Company performance and long-term stockholder value creation. As indicated above, 57% and 58% of the compensation of Mr. Adelson and our named executive officers, respectively, varies with either short-term or long-term Company performance. In establishing a mix of fixed and variable compensation, the Compensation Committee seeks to maintain its goal of making the majority of compensation tied to performance, while also affording compensation opportunities that, in success, would be competitive with alternatives available to the executive. Furthermore, when determining the compensation structure for Mr. Adelson, the Compensation Committee took into consideration his position as the majority stockholder of the Company through his and his family's stock ownership. Because Mr. Adelson's stockholdings served to align his interests with other stockholders, his compensation structure was designed to principally provide non-equity linked compensation.

The Compensation Committee believes at-risk compensation provides the executive officers with clear objectives to meet annual financial targets and to continue the historical execution of our strategic objectives of growing our operations by continued investment in our Integrated Resort properties and increasing returns to stockholders, while also aligning the equity component of compensation to the creation of long-term stockholder value.

## COMPENSATION BEST PRACTICES

Our executive compensation program reflects many best practices:

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| ✓ Provide the opportunity for stockholders to vote on the advisory "say-on-pay" proposal on an annual basis | ✗ No supplemental executive retirement plans |
| ✓ Maintain a clawback policy for our cash and equity incentive awards | ✗ No guaranteed bonuses |
| ✓ Utilize short-term and long-term performance-based incentives/measures | ✗ No repricing of stock options |
| ✓ Fully disclose our incentive plan performance measures | ✗ No "golden parachute" excise tax gross ups |
| ✓ Align our executive compensation structure with the interests of our stockholders | |
| ✓ A majority of executive compensation is variable and is tied to the Company's performance | |
| ✓ Retain an independent executive compensation consultant | |

# — MAJOR ELEMENTS OF EXECUTIVE OFFICER COMPENSATION

The major elements of compensation for our executive officers and details regarding how each component was determined are described below.

## Base Salary

Base salary levels for the named executive officers are set forth in their respective employment agreements. The base salary amounts were determined at the time we entered into the various employment agreements based on each individual's professional experience and scope of responsibilities within our organization, compensation levels for others holding similar positions in other organizations and compensation levels for senior executives at the Company.

## Short-term Incentives

For 2020, our named executive officers were eligible for short-term performance-based cash incentives under their employment agreements, subject to the Company's Executive Cash Incentive Plan. The Executive Cash Incentive Plan establishes a program of short-term incentive compensation awards for executive officers and other key executives that is directly related to our performance results.

Predetermined performance targets are used to establish the annual cash incentives for our named executive officers and are comprised of the Company's adjusted property EBITDA, as adjusted for certain discretionary items deemed appropriate by the Compensation Committee. For Messrs. Adelson, Goldstein, Dumont and Hudson, the Compensation Committee determined the 2020 EBITDA-based performance target to be based on the Company's consolidated adjusted property EBITDA for the year ended December 31, 2020, adjusted to add back corporate expense and exclude the Management Incentive Program (described below) bonus accrual. Adjusted property EBITDA is used to measure the operating performance of our properties compared to those of our competitors. This metric establishes our ability to pay dividends, support the continued investment in our existing properties and future development projects, and our ability to return capital to stockholders through our share repurchase program.

The Compensation Committee may subsequently approve additional discretionary items to be taken into account when determining the actual performance achieved during the period for purposes of determining the financial achievement percentage of the predetermined EBITDA-based performance targets. When determining the 2020 actual EBITDA-based performance for Messrs. Adelson, Goldstein, Dumont and Hudson, the Compensation Committee approved adjustments for the impact of certain variances in table games' win percentages (hold normalization) and foreign exchange rate fluctuations between the U.S. dollar and Singapore dollar.

In determining the 2020 EBITDA-based performance targets, the Compensation Committee's goal was to set an aggressive objective based on its review of the annual budget information provided by management and the Board's discussions with our executive officers and management about the assumptions underlying the 2020 budget and the Company's operating and development plans for 2020. The Compensation Committee believes the achievement of the 2020 performance target required Messrs. Adelson, Goldstein, Dumont and Hudson to perform at a high level to earn the target bonus payment.

The Compensation Committee established a 2020 predetermined EBITDA-based performance target for Messrs. Adelson, Goldstein, Dumont and Hudson of $4.66 billion. Due to the impact of the COVID-19 Pandemic, the Company did not achieve the minimum predetermined EBITDA-based performance targets. As a result, no annual cash incentive bonus payments were made to our named executive officers for 2020.

### Mr. Adelson

Under his amended employment agreement, Mr. Adelson was eligible to receive an annual cash incentive bonus contingent on the Company's achievement of annual performance targets that are EBITDA-based. Mr. Adelson's annual cash bonus ranged from $0 (if the Company achieved less than 85% of the predetermined EBITDA-based performance target) to a maximum 250% of his annual base salary (if the Company achieved 100% or greater of the predetermined EBITDA-based performance target) (the "Maximum Bonus"). If the Company achieved 85% of the EBITDA target, Mr. Adelson's annual cash bonus would have been 20% of the Maximum Bonus and the amount of the annual cash bonus would have been determined using straight line interpolation of achievement between 85% and 100% of the EBITDA-based performance target.

### Messrs. Goldstein, Dumont and Hudson

Under their employment agreements, Messrs. Goldstein, Dumont and Hudson are eligible to receive discretionary bonuses under the Company's Management Incentive Program, subject to the Executive Cash Incentive Plan. The Management Incentive Program, which has been implemented by the Compensation Committee pursuant to the Company's Executive Cash Incentive Plan, is the Company's bonus program whose participants also include many of the Company's Team Members.

Under the Company's 2020 Management Incentive Program, the Company must achieve at least 90% of the predetermined EBITDA-based performance target in order for Messrs. Goldstein, Dumont and Hudson to be eligible to receive annual bonuses. Their bonus payment amounts can be up to 100% of their respective target awards.

## Long-term Incentives (Equity Awards)

Mr. Adelson was and Messrs. Goldstein, Dumont and Hudson are eligible for long-term equity incentives under the Company's Amended and Restated 2004 Equity Award Plan, which is administered by the Compensation Committee and was created to allow us to attract, retain and motivate Team Members and to enable us to provide incentives directly related to increases in our stockholder value. Mr. Adelson was entitled under his amended employment agreement to an annual stock option grant to purchase shares of the Company's Common Stock in accordance with the Amended and Restated 2004 Equity Award Plan. The employment agreements for Messrs. Goldstein, Dumont and Hudson provided for sign-on equity incentive awards, but did not provide for subsequent or annual grants of equity incentive awards. The Compensation Committee, however, is authorized to award such grants in its sole discretion. Providing such long-term equity incentives:

- aligns our executive officers' long-term interest with those of our stockholders;
- ensures focus on building and sustaining stockholder value; and
- promotes retention of our executive officers.

For more information about equity incentive awards, see "— Executive Compensation Related Policies and Practices — Grant Practices for Stock Options, Restricted Stock and Restricted Stock Units" and "Executive Compensation and Other Information — Employment Agreements." Grants made during 2020 are included in the 2020 Grants of Plan-Based Awards Table.

## Personal Benefits

We provide all of our eligible Team Members with a wide array of benefits, which include:

- Healthcare: medical/prescription, dental, vision, short-term disability, life and accidental death and disability insurance options at no premium cost; group healthcare insurance, free flu vaccinations, health screening and other support for both physical and mental health;
- Retirement benefits: retirement planning schemes, which may include contributions from the employer, as well as the Team Member;

- Subsidized child care programs, including access to onsite centers in Las Vegas;
- Paid parental leave for new parents in Singapore and Macao;
- Tuition reimbursement on certain educational expenses;
- On-site provision of meals; and
- Coverage of all COVID-19 testing and treatment under all of the Company's medical plans at no cost to the Team Members and their dependents.

In addition to the health, welfare and retirement programs generally available to all of our eligible Team Members, we provide our named executive officers with certain other personal benefits, each of which the Compensation Committee believes are reasonable and in the best interest of the Company and our stockholders, including:

- participating in a supplemental medical expense reimbursement program;
- utilization of Company personnel, facilities and services on a limited basis, subject to the receipt of appropriate approvals and reimbursement to the Company; and
- use of Company-owned aircraft for business purposes, subject to appropriate approvals.

We also pay for the cost of security services for Mr. Adelson and his immediate family members and Mr. Goldstein. These security measures were provided for the benefit of the Company and based on the advice of an independent security consultant. In connection with the aforementioned security concerns, Messrs. Adelson and Goldstein and their immediate family members utilize Company owned or managed aircraft for personal travel. Mr. Goldstein recognizes taxable income for any personal aircraft usage by him or his immediate family members, for which he receives a tax reimbursement from the Company for such personal aircraft usage. The Company did not pay for or incur any costs for the use of aircraft by Mr. Adelson or his family for personal travel in 2020. In October 2018, the Compensation Committee approved certain medical support services be provided to Mr. Adelson at the cost of the Company. Mr. Adelson recognized imputed taxable income for these medical services.

Refer to "Employment Agreements" for additional details on eligible perquisites for each of our named executive officers under their respective employment agreements, and "Executive Compensation and Other Information — All Other Compensation" for the cost of providing such perquisites during 2020.

# Employment Agreements in Place during 2020

Messrs. Adelson, Goldstein, Dumont and Hudson are employed pursuant to multi-year employment agreements that reflect the individual negotiations with each of them. We use multi-year employment agreements to foster retention and succession planning, to be competitive and to protect the business with restrictive covenants, such as non-competition, non-solicitation and confidentiality provisions. The employment agreements provide for severance pay in the event of the involuntary termination of the executive's employment without cause (or, where applicable, termination for good reason), which allows these executives to remain focused on the Company's interests and, where applicable, serves as consideration for the restrictive covenants in their employment agreements. Employment agreement terms and compensation for our executive officers are summarized as follows:

| MR. ADELSON | |
| --- | --- |
| Employment Agreement Term | • Originally effective as of December 20, 2004<br>• Amended employment agreement effective as of January 1, 2017<br>• Mr. Adelson's death on January 11, 2021 was a termination event<br><br>*The Compensation Committee believed amending his employment agreement was in the best interests of the Company and its stockholders and, based on discussions with AETHOS, the terms of Mr. Adelson's amended employment agreement were fair to the Company.* |
| Salary | Mr. Adelson's base salary in 2020 was $5,000,000 and remained unchanged from 2019. |
| Short-Term Incentive | Under his amended employment agreement, Mr. Adelson was eligible to receive an annual cash incentive bonus contingent on the Company's achievement of annual performance targets that are EBITDA-based. Mr. Adelson's annual cash bonus ranged from $0 (if the Company achieved less than 85% of the predetermined EBITDA-based performance target) to a maximum 250% of his annual base salary (if the Company achieved 100% or greater of the predetermined EBITDA-based performance target) (the "Maximum Bonus"). If the Company achieved 85% of the EBITDA target, Mr. Adelson's annual cash bonus would have been 20% of the Maximum Bonus and the amount of the annual cash bonus would have been determined using straight line interpolation of achievement between 85% and 100% of the EBITDA-based performance target.<br><br>Due to the impact of the COVID-19 Pandemic, the Company did not achieve the minimum predetermined EBITDA-based performance targets for 2020. As a result, Mr. Adelson did not receive a bonus for 2020. |
| Long-Term Incentive | Under his amended employment agreement, Mr. Adelson was entitled to receive an annual equity incentive award with a total grant value of $1,000,000. The equity incentive award value was granted in the form of stock options, the number of which was determined based on the grant date Black-Scholes value of the award.<br><br>On January 31, 2020, Mr. Adelson received the 2020 grant of options to purchase 132,625 shares of our Common Stock, based on the Black-Scholes value of the stock option award on the grant date. |
| Personal Benefits* | **Mr. Adelson was entitled to:**<br>• Reimbursement up to $200,000 annually for personal legal and financial planning fees and expenses under his amended employment agreement.<br>• During the term of his employment, full-time and exclusive use of an automobile and a driver of his choice and the use of a Boeing Business Jet for his and his companions' travel in connection with Company business.<br>• Pursuant to his amended employment agreement and the advice of an independent security consultant, security services for himself, his wife and his children, until the age of 22. Pursuant to its consideration of appropriate circumstances, the Compensation Committee approved in January 2020 a one-year extension of security services for one of the children.<br>• Medical support services to Mr. Adelson provided by the Company, the cost of which is considered taxable income to Mr. Adelson. Such services were approved by the Compensation Committee in January 2020.<br><br>The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Adelson was generally required to reimburse the Company in full for these services, except that in 2020, Mr. Adelson was permitted to make use of certain of the Company's hotel suites at a reduced rate for which he was not required to reimburse the Company but the value of which was recognized as taxable income.<br><br>Mr. Adelson participated in a group supplemental medical insurance program available to certain of our senior officers. |

## MR. GOLDSTEIN

| | |
|---|---|
| **Employment Agreement Term** | • Originally effective as of January 1, 2015<br>• Amended on November 20, 2018 and effective as of January 1, 2020<br>• Terminates on December 31, 2024<br><br>*The Compensation Committee considered factors including Mr. Goldstein's performance as the Company's President and Chief Operating Officer, his tenure at the Company, his business experience and knowledge of the gaming industry and the Chief Executive Officer's recommendations when approving Mr. Goldstein's amended employment agreement.* |
| **Salary** | Mr. Goldstein's base salary in 2020 was $4,500,000, an increase of $1,100,000 from 2019, pursuant to his amended employment agreement entered into on November 20, 2018. |
| **Short-Term Incentive** | Under his amended employment agreement, Mr. Goldstein has a target bonus opportunity of 100% of his base salary, or $4,500,000, subject to his achievement of performance criteria established by the Compensation Committee.<br><br>Due to the impact of the COVID-19 Pandemic, the Company did not achieve the minimum predetermined EBITDA-based performance targets for 2020. As a result, Mr. Goldstein did not receive a bonus for 2020. |
| **Long-Term Incentive** | Mr. Goldstein did not receive any equity grants in 2020. |
| **Personal Benefits\*** | **Mr. Goldstein is entitled to:**<br>• Security services and utilization of Company owned jet aircraft for business and personal purposes, for the benefit of the Company at the Company's expense, and pursuant to the advice of an independent security consultant and the approval of the Compensation Committee.<br>• At his election, first class travel on commercial airlines for all business trips and first class hotel accommodations.<br>• A country club membership. Mr. Goldstein reimburses the Company in full for any personal use of this membership.<br><br>The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Goldstein is required to reimburse the Company in full for these services.<br><br>Mr. Goldstein participates in a group supplemental medical insurance program available to certain of our senior officers. |

## MR. DUMONT

| | |
|---|---|
| **Employment Agreement Term** | • Effective as of January 1, 2016<br>• Terminated on December 31, 2020<br><br>*The Compensation Committee considered factors including Mr. Dumont's finance background and experience with the Company when approving his employment agreement.* |
| **Salary** | Mr. Dumont's base salary in 2020 was $1,200,000 and remained unchanged from 2019. |
| **Short-Term Incentive** | Under his employment agreement, Mr. Dumont has a target bonus opportunity of 100% of his base salary, or $1,200,000, subject to his achievement of performance criteria established by the Compensation Committee.<br><br>Due to the impact of the COVID-19 Pandemic, the Company did not achieve the minimum predetermined EBITDA-based performance targets for 2020. As a result, Mr. Dumont did not receive a bonus for 2020. |
| **Long-Term Incentive** | Mr. Dumont did not receive any equity grants in 2020. |
| **Personal Benefits\*** | The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Dumont is required to reimburse the Company in full for these services.<br><br>Mr. Dumont participates in a group supplemental medical insurance program available to certain of our senior officers. |

| MR. HUDSON | |
|---|---|
| **Employment Agreement Term** | • Effective as of September 30, 2019<br>• Terminates on October 1, 2022<br><br>*The Compensation Committee considered factors including Mr. Hudson's extensive legal background and experience when approving his employment agreement.* |
| **Salary** | Mr. Hudson's base salary in 2020 was $850,000 through July 22, 2020 and $950,000 thereafter. |
| **Short-Term Incentive** | Under his employment agreement, Mr. Hudson has a target bonus opportunity of 100% of his prorated base salary, or $894,100, subject to his achievement of performance criteria established by the Compensation Committee.<br><br>Due to the impact of the COVID-19 Pandemic, the Company did not achieve the minimum predetermined EBITDA-based performance targets for 2020. As a result, Mr. Hudson did not receive a bonus for 2020. |
| **Long-Term Incentive** | Mr. Hudson did not receive any equity grants in 2020. |
| **Personal Benefits*** | The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Hudson is required to reimburse the Company in full for these services.<br><br>Mr. Hudson participates in a group supplemental medical insurance program available to certain of our senior officers. |

\* Personal Benefits:
  • The Compensation Committee believes providing these benefits to our executives is appropriate as it facilitates our executives' performance of their duties.
  • For more information, see footnote (3) to the 2020 Summary Compensation Table under "Executive Compensation and Other Information."

# New Employment Agreements Implemented in March 2021

In March 2021, we entered into new or amended employment agreements with each of Messrs. Goldstein, Dumont, Hyzak and Hudson. Changes to the executive officers, and their role and title (except for Mr. Hudson) reflect the implementation of the previous discussed succession plan earlier this year. The new employment agreements were implemented to reflect: (i) new roles and responsibilities for certain executives, and (ii) stockholder feedback regarding certain components of our previous employment agreements.

| MR. GOLDSTEIN | |
|---|---|
| **Employment Agreement Term** | • Effective as of January 26, 2021<br>• Terminates on March 1, 2026<br><br>*The Compensation Committee considered factors including Mr. Goldstein's position as the Company's Chief Executive Officer, his tenure at the Company, his business experience and knowledge of the gaming industry, as well as recommendations and advice from the independent compensation consultant, and, based on these factors and discussions with Korn Ferry, the Compensation Committee determined that the terms of Mr. Goldstein's new employment agreement were fair to the Company.* |
| **Salary** | Mr. Goldstein's base salary is $3,000,000, pursuant to his employment agreement. |
| **Short-Term Incentive** | Under his employment agreement, Mr. Goldstein has a target bonus opportunity of 200% of his base salary, or $6,000,000, subject to his achievement of performance criteria established by the Compensation Committee.<br><br>The bonus is payable at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The actual bonus payout is determined by the Compensation Committee. |
| **Long-Term Incentive** | Under his employment agreement, Mr. Goldstein has a target annual equity award opportunity equal to 325% of his base salary, or $9,750,000, subject to his achievement of performance criteria established by the Compensation Committee. The annual equity award will be granted at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The annual equity award will be paid in the form of RSUs that will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date.<br><br>In addition, Mr. Goldstein receives a one-time initial award of 150,000 RSUs. These initial RSUs will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date. |
| **Personal Benefits\*** | **Mr. Goldstein is entitled to:**<br>• Security services and utilization of Company owned jet aircraft for business and personal purposes for the benefit of the Company at the Company's expense, and pursuant to the advice of an independent security consultant and the approval of the Compensation Committee.<br>• At his election, first class travel on commercial airlines for all business trips and first class hotel accommodations.<br>• Mr. Goldstein is eligible to receive an income tax gross up for the foregoing benefits if they are determined to be taxable income to him.<br><br>The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Goldstein is required to reimburse the Company in full for these services.<br><br>Mr. Goldstein participates in a group supplemental medical insurance program available to certain of our senior officers. |

## MR. DUMONT

| | |
|---|---|
| **Employment Agreement Term** | • Effective as of January 26, 2021<br>• Terminates on March 1, 2026<br><br>*The Compensation Committee considered factors including Mr. Dumont's position as the Company's President and Chief Operating Officer, his tenure at the Company, his business experience and knowledge of the gaming industry, as well as recommendations and advice from the independent compensation consultant, and, based on these factors and discussions with Korn Ferry, the Compensation Committee determined that the terms of Mr. Dumont's new employment agreement were fair to the Company.* |
| **Salary** | Mr. Dumont's base salary is $2,500,000, pursuant to his employment agreement. |
| **Short-Term Incentive** | Under his employment agreement, Mr. Dumont has a target bonus opportunity of 200% of his base salary, or $5,000,000, subject to his achievement of performance criteria established by the Compensation Committee.<br><br>The bonus is payable at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The actual bonus payout is determined by the Compensation Committee after consultation with the Company's Chief Executive Officer. |
| **Long-Term Incentive** | Under his employment agreement, Mr. Dumont has a target annual equity award opportunity equal to 200% of his base salary, or $5,000,000, subject to his achievement of performance criteria established by the Compensation Committee. The annual equity award will be granted at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The annual equity award will be paid in the form of RSUs that will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date.<br><br>In addition, Mr. Dumont receives a one-time initial award of RSUs in an amount equal to 200% of his base salary, or $5,000,000. These initial RSUs will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date. |
| **Personal Benefits\*** | **Mr. Dumont is entitled to:**<br>• Security services and utilization of Company owned jet aircraft for business and personal purposes, for the benefit of the Company at the Company's expense, and pursuant to the advice of an independent security consultant and the approval of the Compensation Committee.<br>• At his election, first class travel on commercial airlines for all business trips and first class hotel accommodations.<br>• Mr. Dumont is eligible to receive an income tax gross up for the foregoing benefits if they are determined to be taxable income to him.<br><br>The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Dumont is required to reimburse the Company in full for these services.<br><br>Mr. Dumont participates in a group supplemental medical insurance program available to certain of our senior officers. |

| MR. HYZAK | |
| --- | --- |
| **Employment Agreement Term** | • Effective as of January 26, 2021<br>• Terminates on March 1, 2026<br><br>*The Compensation Committee considered factors including Mr. Hyzak's finance background and experience with the Company, as well as recommendations and advice from the independent compensation consultant, when approving his employment agreement, and, based on these factors and discussions with Korn Ferry, the Compensation Committee determined that the terms of Mr. Hyzak's new employment agreement were fair to the Company.* |
| **Salary** | Mr. Hyzak's base salary is $1,200,000, pursuant to his employment agreement. |
| **Short-Term Incentive** | Under his employment agreement, Mr. Hyzak has a target bonus opportunity of 125% of his base salary, or $1,500,000, subject to his achievement of performance criteria recommended by the Chief Executive Officer and established by the Compensation Committee.<br><br>The bonus is payable at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The actual bonus payout is determined by the Compensation Committee after consultation with the Company's Chief Executive Officer. |
| **Long-Term Incentive** | Under his employment agreement, Mr. Hyzak has a target annual equity award opportunity equal to 125% of his base salary, or $1,500,000, subject to his achievement of performance criteria established by the Compensation Committee. The annual equity award will be granted at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The annual equity award will be paid in the form of RSUs that will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date.<br><br>In addition, Mr. Hyzak receives a one-time initial award of RSUs in an amount equal to 125% of his base salary, or $1,500,000. These initial RSUs will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date. |
| **Personal Benefits\*** | The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Hyzak is required to reimburse the Company in full for these services.<br><br>Mr. Hyzak participates in a group supplemental medical insurance program available to certain of our senior officers. |

| MR. HUDSON | |
|---|---|
| **Employment Agreement Term** | • Originally effective as of September 30, 2019<br>• Amended effective March 1, 2021<br>• Terminates on March 1, 2026<br><br>*The Compensation Committee considered factors including Mr. Hudson's extensive legal background and experience, as well as recommendations and advice from the independent compensation consultant, when approving his employment agreement, and, based on these factors and discussions with Korn Ferry, the Compensation Committee determined that the terms of Mr. Hudson's amended employment agreement were fair to the Company.* |
| **Salary** | Mr. Hudson's base salary is $1,100,000, pursuant to his amended employment agreement. |
| **Short-Term Incentive** | Under his amended employment agreement, Mr. Hudson has a target bonus opportunity of 125% of his base salary, or $1,375,000, subject to his achievement of performance criteria recommended by the Chief Executive Officer and established by the Compensation Committee.<br><br>The bonus is payable at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The actual bonus payout is determined by the Compensation Committee after consultation with the Company's Chief Executive Officer. |
| **Long-Term Incentive** | Under his amended employment agreement, Mr. Hudson has a target annual equity award opportunity equal to 125% of his base salary, or $1,375,000, subject to his achievement of performance criteria established by the Compensation Committee. The annual equity award will be granted at 85% of target if the performance criteria are achieved at the threshold payout level, and will not exceed 115% of target if the performance criteria are achieved at the maximum payout level. The annual equity award will be paid in the form of RSUs that will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date.<br><br>In addition, Mr. Hudson receives a one-time initial award of RSUs in an amount equal to 125% of his base salary, or $1,375,000. These initial RSUs will vest ratably on each of the first three anniversaries of the grant date, subject to his continued employment as of the applicable vesting date. |
| **Personal Benefits\*** | The personal use of Company personnel, facilities and services on a limited basis and subject to the receipt of appropriate approvals. Mr. Hudson is required to reimburse the Company in full for these services.<br><br>Mr. Hudson participates in a group supplemental medical insurance program available to certain of our senior officers. |

\* The Compensation Committee believes providing these benefits to our executives is appropriate as it facilitates our executives' performance of their duties.

## Change in Control and Termination Payments

The employment agreements with Messrs. Adelson, Goldstein, Dumont and Hudson provide for payments and the continuation of benefits upon certain terminations of employment, including for Messrs. Adelson, Goldstein and Dumont, following a change in control of the Company. Mr. Adelson's employment agreement allowed him to voluntarily terminate his employment at any time during the one-year period following a change in control. Mr. Goldstein's and Mr. Dumont's employment agreements provide the executive may voluntarily terminate his employment agreement upon 30 days' and 90 days' written notice, respectively, following a change in control, provided that his termination of employment may not be effective until twelve months following the change in control. In addition, the employment agreements with Messrs. Adelson, Goldstein, Dumont and Hudson include restrictive covenants relating to future employment. The Compensation Committee believes the post-termination payments provide important retention incentives during what can be an uncertain time for executives. They also provide executives with additional monetary motivation to focus on and complete a transaction that the Board believes is in the best interests of our stockholders rather than to seek new employment opportunities.

Under their employment agreements, if any payments to our executive officers are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Code"), the payments that are considered to be "parachute payments" will be limited to the greatest amount that can be paid without causing any excise tax to be applied to the executive or loss of deduction to the Company, but only if, by reason of such reduction, the net after-tax benefit to them (as defined in their employment agreement) exceeds the net after-tax benefit if the reduction were not made.

The Company's Amended and Restated 2004 Equity Award Plan was originally established in 2004. The purpose of the plan is to provide a means through which the Company may attract able persons to enter and remain in the employ of the Company. The change in control provisions of the plan were designed in furtherance of this goal.

Further information about benefits upon certain terminations of employment (including following a change in control) are described under "Executive Compensation and Other Information — Potential Payments Upon Termination or Change in Control."

## — TAX AND ACCOUNTING CONSIDERATIONS RELATING TO EXECUTIVE COMPENSATION

### Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into account multiple considerations when determining the components of our executive compensation program, including the tax-deductibility of compensation. The Compensation Committee maintains the flexibility to pay non-deductible incentive compensation if it determines that doing so is in the best interest of the Company and our stockholders.

Section 162(m) of the Code generally disallows deductions for compensation paid to certain members of senior management in excess of $1 million per year. Historically, this deduction limitation did not apply to "performance-based" compensation as described in the regulations under Section 162(m) and our executive compensation program was generally designed to maximize tax deductibility by satisfying the performance-based compensation exception to Section 162(m).

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Act"). The Act made significant changes to the executive compensation deduction rules in Section 162(m) including the elimination of the historic exception for qualified "performance-based" compensation in determining the deductibility limitation. In addition, the Act provided the Section 162(m) deduction limitation will apply to annual compensation paid to an individual who served as the chief executive officer or chief financial officer at any time during the taxable year or one of the three highest compensated officers (other than the chief executive officer or chief financial officer) for the taxable year (collectively, the "covered employees"). Once an individual is a covered employee for a taxable year beginning after December 31, 2016, the individual is considered a covered employee for all future years, including after termination of employment and even after death. These changes effectively eliminated the opportunity to design executive compensation programs for our named executive officers on a go-forward basis that are tax-deductible.

The Act includes a transition relief rule under which the changes to Section 162(m) described above will not apply to compensation payable pursuant to a written binding contract that was in effect on November 2, 2017 and is not materially modified after that date. To the extent applicable to our existing arrangements, the Company may avail itself of this transition relief rule.

## — EXECUTIVE COMPENSATION RELATED POLICIES AND PRACTICES

### Policies Regarding Stock Ownership and Hedging the Economic Risk of Stock Ownership

The Company believes the number of shares of the Company's Common Stock owned by each executive officer is a personal decision and encourages stock ownership, including through the compensation policies applicable to its executive officers. Accordingly, the Company has not adopted a policy requiring its executive officers to hold a minimum amount of the Company's Common Stock during their employment at the Company.

Under our securities trading policy, our officers, directors and Team Members are not permitted to hold our Common Stock in a margin account or pledge our Common Stock for a loan, sell our Common Stock short, buy or sell puts, calls or other derivative instruments relating to our Common Stock or enter into hedging or monetization transactions involving our Common Stock.

### Forfeiture of Improperly Received Compensation Policy

The Board has adopted a forfeiture of improperly received compensation policy (the "Policy"), which applies to all Team Members of the Company and its affiliates eligible to receive a bonus, incentive or equity award based in whole or in part on financial performance measures. The Policy applies whenever (1) there is a restatement (as such term is defined in the Policy) and it results in a revision to one or more performance measures used to determine an annual bonus or other incentive or equity-based compensation paid or awarded to a Team Member in respect of the period(s) to which the restatement relates (the "relevant period"), (2) the relevant period commenced not more than three years prior to the time at which the need for the restatement is identified, (3) such revision results in a reduction in the amount or value of such bonus or other incentive or equity-based compensation and (4) such restatement is, in whole or in part, caused by the Team Member's misconduct ("Misconduct," as such term is defined in the Policy). The Board, or a designated Committee, may in its discretion require repayment and forfeiture of all or a portion of any bonus or incentive or equity-based compensation awarded to or received or earned by such Team Member in respect of the relevant period, generally to the extent such bonus or incentive or equity-based compensation exceeds the amount that would have been awarded, received

or earned based on the revised performance measures. Whether a Team Member has engaged in Misconduct and the amount or value to be repaid and forfeited shall be determined in the sole discretion of the Board or a designated Committee.

## Grant Practices for Stock Options, Restricted Stock and Restricted Stock Units

Grants of stock options, restricted stock and restricted stock units under our Amended and Restated 2004 Equity Award Plan are approved by the Compensation Committee. Each member of the Compensation Committee is an independent

director and an outside director within the meaning of Section 162(m). The exercise price of all stock options to purchase shares of our Common Stock is equal to the fair market value of our Common Stock on the grant date.

## — ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2020 annual meeting, our stockholders provided an advisory (non-binding) vote on the fiscal 2019 compensation of our named executive officers, which we refer to as the "say-on-pay" vote. The compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in the proxy statement) was approved, with more than 63% of the votes cast voting "for" approval of the "say-on-pay" proposal.

The Compensation Committee acknowledges the lower than desired results of the "say-on-pay" vote in 2020 and the previous two years and, as a result, we are actively engaging to establish a dialogue with our stockholders on this important issue. Specifically, during 2020, we engaged with representatives of the majority of our largest institutional stockholders to discuss specific concerns and solicit feedback in a number of areas, including our executive compensation structure. We value this important dialogue with stockholders on our executive compensation program design and we considered that dialogue as an important component of input as we designed the compensation packages for our executive officers completed in March 2021. We will continue to solicit input during 2021 from stockholders and will present the results of these discussions to our Compensation Committee. For additional details on the breadth of our stockholder engagement efforts during 2020, see "Stockholder Engagement" above.

In connection with our appointments in early 2021 of Mr. Goldstein as Chairman and CEO, Mr. Dumont as President and COO and Mr. Hyzak as CFO, the Compensation Committee retained Korn Ferry, an independent compensation consulting firm ("Korn Ferry"), to provide updated peer group analysis and benchmarking with respect to the appropriate level of compensation for our executive officers, as well as recommendations and advice with respect to the execution of new or amended employment agreements with each of our executive officers. This updated peer group analysis and an overview of the benchmarking provided by Korn Ferry is described below under "– The Committee's Compensation Consultant."

In March 2021, we entered into new or amended employment agreements with each of Messrs. Goldstein, Dumont, Hyzak and Hudson. The employment agreements provide for:

- Employment terms effective through March 1, 2026, which are designed with sufficient duration to allow our executive officers to focus on the Company's long-term performance without further distraction over compensation terms.
- Attractive base salaries designed to retain executive talent and recognize individual responsibilities, performance, and leadership capabilities that are difficult to replicate.
- Annual cash bonus opportunities equal to 200% of base salary for Messrs. Goldstein and Dumont, and 125% of base salary for Messrs. Hyzak and Hudson, subject to the achievement of rigorous performance criteria to be set annually by the Compensation Committee, and payable at 85% of target if the performance criteria are achieved at threshold levels but not to exceed 115% of target if the performance criteria are achieved at maximum levels.
- One-time grants in 2021 of initial RSU awards that vest ratably on each of the first three anniversaries of the grant date, which are designed to increase the amount of compensation that is tied in part to equity appreciation.
- Beginning in 2022, annual RSU award opportunities equal to 325% of base salary for Mr. Goldstein, 200% for Mr. Dumont and 125% for each of Messrs. Hyzak and Hudson, with the amount of the RSU award to be determined based on the achievement of rigorous performance criteria for the preceding fiscal year to be set annually by the Compensation Committee, and granted at 85% of target if the performance criteria are achieved at threshold levels but not to exceed 115% of target if the performance criteria are achieved at maximum levels; once granted, the RSU awards will vest ratably on each of the first three anniversaries of the grant date, and are designed to increase the amount of compensation that is tied in part to equity appreciation.

- For Messrs. Goldstein, Dumont, Hyzak and Hudson certain perquisites and benefits, including aircraft usage and personal security, that are provided for the benefit of the Company, subject to tax gross-ups to the extent that the provision of such benefits (which have a business purpose but are nonetheless required to be reported as perquisites in accordance with SEC disclosure rules) result in taxable income to the executive.
- For Messrs. Goldstein, Dumont, Hyzak and Hudson market-based severance payments and benefits payable upon a qualifying termination outside of a change in control.
- For Messrs. Goldstein,Dumont and Hyzak "double-trigger" market-based severance payments and benefits payable upon a qualifying termination within 24 months following a change in control.
- For Mr. Goldstein, if he terminates employment for any reason following the expiration of his employment term, he will receive accelerated vesting of any then-outstanding equity awards.

These new or amended employment agreements eliminated certain types of provisions previously included in the Company's executive employment agreements that our stockholders may have considered to be problematic, including:

- The ability to voluntarily resign following a change in control and receive severance payments and benefits ("walk-rights")
- An insufficient emphasis on equity-based compensation that is designed to align the interests of our executive officers with those of our stockholders over the long-term.
- Guaranteed annual equity incentive awards in fixed amounts.
- Annual bonuses payable subject to achievement of a single performance metric.

We look forward to continuing the important and valuable dialogue with our stockholders regarding our executive compensation program structure and design.

## THE COMMITTEE'S COMPENSATION CONSULTANT

For 2020, the Compensation Committee retained AETHOS Consulting Group ("AETHOS") as its independent compensation consultant. AETHOS provides its advice on an as-needed basis upon the request of the Compensation Committee. For a discussion of the analysis and recommendations provided by AETHOS with respect to our non-employee director compensation program for 2021, see "Director Compensation" below.

The Compensation Committee determined AETHOS to be independent under applicable SEC and NYSE rules, based on the Compensation Committee's review of the services provided to the Company as described above and information provided by AETHOS, and concluded no conflict of interest exists that would prevent AETHOS from independently advising the Compensation Committee.

In early 2021, the Compensation Committee retained Korn Ferry to provide updated benchmarking with respect to the appropriate level of compensation for our executive officers in connection with our recent leadership transition, as well as recommendations and advice with respect to our execution of new or amended employment agreements with each of our executive officers. As part of its competitive pay analysis, the Compensation Committee considered information provided by Korn Ferry that compared executive compensation levels for Messrs. Goldstein, Dumont, Hyzak and Hudson against the compensation levels of similarly-situated executives in comparable positions at our peer group companies, as identified by Korn Ferry and described below.

For purposes of these analyses, the Compensation Committee worked with Korn Ferry to identify two peer groups. The primary group (our "Primary Peer Group") includes companies in the hospitality industry that compete with us for the same executive-level talent and are of similar size, complexity and scope and share other characteristics with us. The secondary group (our "Secondary Peer Group") consists of a broader market group of companies that are included in FORTUNE magazine's "World's Most Admired Companies" list, meet specified size parameters, and earn approximately 50% or more of their revenues outside of the United States. Developing a Primary Peer Group and Secondary Peer Group allowed us to develop a broad set of comparables for Messrs. Goldstein and Hyzak and a combined set of comparables for Messrs. Dumont and Hudson (positions for which there were fewer publicly-disclosed direct matches than for the CEO and CFO positions).

## Primary Peer Group

| | |
|---|---|
| • ViacomCBS Inc. | • Hilton Worldwide Holdings Inc. |
| • Starbucks Corporation | • Yum China Holdings, Inc. |
| • McDonald's Corporation | • Caesars Entertainment, Inc. |
| • Marriott International, Inc. | • Wynn Resorts, Limited |
| • MGM Resorts International | • Norwegian Cruise Line Holdings Ltd. |
| • Carnival Corporation & plc | • Penn National Gaming, Inc. |
| • Live Nation Entertainment, Inc. | • Hyatt Hotels Corporation |
| • Royal Caribbean Cruises Ltd. | • Travel + Leisure Co. |

## Secondary Peer Group

| | |
|---|---|
| • Nike, Inc. | • Newmont Corporation |
| • 3M Company | • Lam Research Corporation |
| • Hewlett Packard Enterprise Company | • Yum China Holdings, Inc.* |
| • Mondelēz International, Inc. | • Fortive Corporation |
| • McDonald's Corporation* | • Wynn Resorts, Limited* |
| • Qualcomm Incorporated | • Activision Blizzard, Inc. |
| • Colgate-Palmolive Company | • Yum! Brands, Inc. |
| • The Estée Lauder Companies Inc. | • Electronic Arts Inc. |

* Indicates that the company is also included in the Primary Peer Group.

To assess the competitiveness of our executive compensation program, the Compensation Committee analyzed compensation data obtained from the Primary and Secondary Peer Group proxy materials. As part of this process, the Compensation Committee measured our program's competitiveness by comparing relevant market data against actual pay levels within each compensation component, and in the aggregate, for each executive officer position. As part of its assessment, the Compensation Committee determined that the current level of compensation for our executive officers was generally below market, based on a comparison of the total direct compensation provided to our executive officers against the total direct compensation provide by our peers to similarly-situated executives, especially with respect to the long-term incentive component of compensation. For purposes of updating our executive compensation programs, in order to retain and motivate our executive team, the Compensation Committee generally compared the target total direct compensation of each of our executive officers in relation to the 75th percentile of our peer companies for similar positions, with actual target total direct compensation recommendations ranging from the 50th to the 92nd percentile after consideration of various factors, including our performance relative to our peers, the unique characteristics of the Company and the individual executive's position, and succession planning and retention considerations.

The Compensation Committee determined Korn Ferry to be independent under applicable SEC and NYSE rules, based on the Compensation Committee's review of the services provided to the Company as described above and information provided by Korn Ferry, and concluded no conflict of interest exists that would prevent Korn Ferry from independently advising the Compensation Committee.

# COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis contained in this Proxy Statement with management and, based on the review and discussions, the Compensation Committee recommended to the Board the Compensation Discussion and Analysis be included by reference in the Company's Annual Report on Form 10-K and this Proxy Statement.


Charles A. Koppelman, Chair

Micheline Chau

David F. Levi


*The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent the Company specifically incorporates this report by reference therein.*

# EXECUTIVE COMPENSATION AND OTHER INFORMATION

## 2020 SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation for the years indicated for our named executive officers:

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards[1] ($) | Non-Equity Incentive Plan Compensation[2] ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Sheldon G. Adelson[4] Chairman of the Board, Chief Executive Officer and Treasurer | 2020 | $ 5,000,000 | $ — | $ — | $ 1,000,000 | $ — | $ 5,344,715 | $ 11,344,715 |
| | 2019 | $ 5,000,000 | $ — | $ — | $ 1,000,000 | $ 12,500,000 | $ 6,180,118 | $ 24,680,118 |
| | 2018 | $ 5,000,000 | $ — | $ — | $ 1,000,000 | $ 12,500,000 | $ 5,512,913 | $ 24,012,913 |
| Robert G. Goldstein President and Chief Operating Officer | 2020 | $ 4,500,000 | $ — | $ — | $ — | $ — | $ 1,356,066 | $ 5,856,066 |
| | 2019 | $ 3,400,000 | $ — | $ — | $ — | $ 3,400,000 | $ 1,533,800 | $ 8,333,800 |
| | 2018 | $ 3,400,000 | $ — | $ — | $ 15,875,000 | $ 3,400,000 | $ 1,993,472 | $ 24,668,472 |
| Patrick Dumont Executive Vice President and Chief Financial Officer | 2020 | $ 1,200,000 | $ — | $ — | $ — | $ — | $ 4,003 | $ 1,204,003 |
| | 2019 | $ 1,200,000 | $ — | $ — | $ — | $ 1,200,000 | $ 13,388 | $ 2,413,388 |
| | 2018 | $ 1,200,000 | $ — | $ — | $ — | $ 1,200,000 | $ 12,952 | $ 2,412,952 |
| D. Zachary Hudson[5] Executive Vice President, Global General Counsel and Secretary | 2020 | $ 894,100 | $ — | $ — | $ — | $ — | $ 36,031 | $ 930,131 |
| | 2019 | $ 196,154 | $ — | $ — | $ 948,000 | $ 216,750 | $ 99,388 | $ 1,460,292 |

(1) The amounts in this column represent the grant date fair value of the options issued, as determined pursuant to ASC Topic 718. The number of shares underlying the options is based on the Black-Scholes option valuation model. Assumptions used in the Black-Scholes calculation are disclosed in Note 15 to the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, included in the Company's 2020 Annual Report on Form 10-K.

(2) Consists of short-term performance-based cash incentives under the Company's Executive Cash Incentive Plan as further described in "Compensation Discussion and Analysis — Elements of Executive Officer Compensation and Why We Chose to Pay Each Element — Short-term Incentives."

(3) Amounts included in "All Other Compensation" for 2020 are detailed in the table below.

(4) Mr. Adelson passed away on January 11, 2021.

(5) Mr. Hudson joined the Company on September 30, 2019.

## — ALL OTHER COMPENSATION

| Named Executive Officer | 401(k) Plan[i] ($) | Life and Disability Insurance[ii] ($) | Health Care Insurance[iii] ($) | Security[iv] ($) | Medical Support Services[v] ($) | Other[vi] ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Sheldon G. Adelson | $ — | $ 221 | $ 119,491 | $ 4,113,377 | $ 700,797 | $ 410,829 | $ 5,344,715 |
| Robert G. Goldstein | $ 7,515 | $ 23,163 | $ 121,086 | $ 453,337 | $ — | $ 750,965 | $ 1,356,066 |
| Patrick Dumont | $ — | $ 2,966 | $ 997 | $ — | $ — | $ 40 | $ 4,003 |
| D. Zachary Hudson | $ 6,111 | $ 1,727 | $ 12,143 | $ — | $ — | $ 16,050 | $ 36,031 |

(i)  The amounts listed for Messrs. Goldstein and Hudson are the matching contribution made under the Las Vegas Sands Corp. 401(k) Retirement Plan, which is a tax-qualified defined contribution plan that is generally available to our eligible Team Members.

(ii)  The amounts are imputed as income in connection with our payments in 2020 of premiums on group term life insurance and short-term disability insurance. A lower amount of group term life insurance is generally available to all salaried Team Members. Short-term disability insurance is also generally available to all salaried Team Members.

(iii) During 2020, Messrs. Adelson, Goldstein, Dumont and Hudson participated in a group supplemental medical expense reimbursement plan available only to certain of our senior officers. The supplemental insurance coverage is in excess of the coverage provided by our group medical plan. The amounts in the table represent administration fees and reimbursements of qualified medical expenses in 2020 under this plan.

(iv)  The amount relates to the Company's cost for providing security services to Mr. Adelson and his immediate family and to Mr. Goldstein.

(v)  The amount relates to the Company's cost for providing medical support services to Mr. Adelson.

(vi)  The amount in the table for Mr. Adelson consists of (a) the annual reimbursement of professional fees of $200,000, (b) $83,127 related to the use of the Company's hotel suites at a reduced rate for which he was not required to reimburse the Company, (c) $68,293 for accrued dividends received upon the vesting of his restricted stock during 2020 and (d) the costs of an automobile provided to Mr. Adelson of $59,409. The amount in the table for Mr. Goldstein consists of (a) $661,829 related to Mr. Goldstein's personal use of aircraft based on the aggregate incremental cost to the Company, which is calculated based on the allocable flight-specific costs of the personal flights (including, where applicable, return flights with no passengers) and includes costs such as fuel, catering, crew expenses, navigation fees, ground handling, unscheduled maintenance, ground transportation and air phones, but excludes fixed costs such as depreciation and overhead costs, (b) $60,001 for the reimbursement of taxes relating to this personal aircraft usage and (c) $29,135 for country club fees. Of the $16,050 in the table for Mr. Hudson, $15,982 relates to the personal use of Company-owned aircraft based on the aggregate incremental cost to the Company.

## — 2020 GRANTS OF PLAN-BASED AWARDS

The following table presents information on potential payment opportunities in respect of 2020 performance for Messrs. Adelson, Goldstein, Dumont and Hudson and equity awards granted to them during 2020 under our Amended and Restated 2004 Equity Award Plan:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[2] ($) |
|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | | | | |
| **Sheldon G. Adelson** | 1/31/20 | | | | | 132,625 $ | 65.31 | $ 1,000,000 |
| *Annual bonus* | | $ — | $ 12,500,000 | $ 12,500,000 | | | | |
| **Robert G. Goldstein** | | | | | | | | |
| *Annual bonus* | | $ — | $ 4,500,000 | $ 4,500,000 | | | | |
| **Patrick Dumont** | | | | | | | | |
| *Annual bonus* | | $ — | $ 1,200,000 | $ 1,200,000 | | | | |
| **D. Zachary Hudson** | | | | | | | | |
| *Annual bonus* | | $ — | $ 894,100 | $ 894,100 | | | | |

(1)  The amounts shown in these columns represent a range of potential incentive payment opportunities for 2020 based on certain specified EBITDA assumptions under Mr. Adelson's employment agreement and our Executive Cash Incentive Plan. In accordance with his employment agreement, Mr. Adelson's annual cash bonus opportunity ranged from $0 (if the Company achieved less than 85% of the predetermined EBITDA-based performance target) to a maximum 250% of his annual base salary (if the Company achieved 100% or greater of the predetermined EBITDA-based performance target). For 2020, Messrs. Goldstein, Dumont and Hudson were eligible to receive discretionary bonuses of 100% of their annual base salaries, provided the threshold performance targets, to the extent set by the Compensation Committee, were met. See the discussion under "— Employment Agreements," as well as under "Compensation Discussion and Analysis — Elements of Executive Officer Compensation and Why We Chose to Pay Each Element — Short-term Incentives" for more information regarding bonus incentive awards.

(2)  Calculated based on the aggregate grant date fair value computed in accordance with ASC Topic 718 regarding share-based payments. For a discussion of the relevant assumptions used in the calculation of these amounts, see Note 15 to the consolidated financial statements for the year ended December 31, 2020, included in the Company's 2020 Annual Report on Form 10-K.

## OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END

The following table sets forth information concerning our stock options and shares of restricted stock held by Messrs. Adelson, Goldstein, Dumont and Hudson as of December 31, 2020.

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
| Sheldon G. Adelson | 55,169 | — | $ 75.26 | 1/27/2024 | | |
| | 77,991 | — | $ 40.87 | 1/25/2026 | | |
| | 51,206 | 51,206[1] | $ 55.47 | 1/22/2027 | | |
| | 115,606 | — | $ 63.26 | 9/5/2027 | | |
| | 54,156 | 27,078[2] | $ 75.18 | 2/1/2028 | | |
| | 43,234 | 86,467[2] | $ 59.89 | 1/31/2029 | | |
| | — | 132,625[2] | $ 65.31 | 1/30/2030 | | |
| Robert G. Goldstein | 2,250,000 | — | $ 56.11 | 12/8/2024 | | |
| | — | 2,500,000[3] | $ 50.33 | 11/19/2028 | | |
| Patrick Dumont | 425,000 | — | $ 52.53 | 3/28/2026 | | |
| D. Zachary Hudson | 50,000 | 100,000[4] | $ 57.76 | 9/29/2029 | | |

(1) The remaining unvested portion of this stock option grant vested on January 1, 2021.
(2) The remaining unvested portion of this stock option grant vested upon the passing of Mr. Adelson on January 11, 2021.
(3) The remaining unvested portion of this stock option grant vests as follows: 500,000 options vested on January 1, 2021, 500,000 options vest on January 1, 2022, 500,000 options vest on January 1 2023, 500,000 options vest on January 1, 2024 and 500,000 options vest on December 31, 2024.
(4) The remaining unvested portion of this stock option grant vests as follows: 50,000 options vest on September 30 2021 and 50,000 options vest on September 30, 2022.

— OPTION EXERCISES AND STOCK VESTED IN 2020

The following table sets forth information concerning the exercise of stock options and the vesting of restricted stock awards by our named executive officers during 2020:

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting[1] ($) |
| Sheldon G. Adelson | — | — | 8,298 | $ 572,894 |
| Robert G. Goldstein | — | — | — | — |
| Patrick Dumont | — | — | — | — |
| D. Zachary Hudson | — | — | — | — |

(1) Market value on each vesting date is determined based on the closing price of our Common Stock as reported on the NYSE on the applicable vesting date (or the last trading date before the vesting date if the vesting date falls on a non-trading date) and equals the closing price multiplied by the number of vested shares.

# POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

## Employment Agreements

The employment agreements for Messrs. Adelson, Goldstein, Dumont and Hudson provide for payments and the continuation of benefits upon certain terminations of employment from the Company. All payments under the executive employment agreements for Messrs. Adelson, Goldstein, Dumont and Hudson in connection with a termination of employment are subject to the applicable named executive officer's agreement to release the Company from all claims relating to his employment and the termination of his employment. These named executive officers also are subject to covenants restricting their ability to compete with the Company or to hire Company Team Members for a specified period following termination of employment.

## Change in Control Arrangements

The employment agreements for Messrs. Adelson, Goldstein and Dumont provide severance benefits in the context of a "change in control" of the Company, which is defined in the Company's Amended and Restated 2004 Equity Award Plan and is deemed to occur upon:

- the acquisition by any individual, entity or group of beneficial ownership of 50% or more (on a fully diluted basis) of either the then outstanding shares of the Company's Common Stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that the following acquisitions shall not constitute a change in control: (i) any acquisition by the Company or any affiliate (as defined), (ii) any acquisition by any Team Member benefit plan sponsored or maintained by the Company or any affiliate, (iii) any acquisition by Mr. Adelson or any related party (as defined in the Amended and Restated 2004 Equity Award Plan) or any group of which Mr. Adelson or a related party is a member, (iv) certain reorganizations, recapitalizations, mergers, consolidations, statutory share exchanges or similar forms of corporate transaction that do not result in a change of ultimate control of more than 50% of the total voting power of the resulting entity or the change in a majority of the Board, or (v) in respect of an executive officer, any acquisition by the executive officer or any group of persons including the executive officer (or any entity controlled by the executive officer or any group of persons including the executive officer);

- the incumbent members of the Board on the date that the agreement was approved by the incumbent directors or directors elected by stockholder vote (other than directors elected as the result of an actual or threatened election contest) cease for any reason to constitute at least a majority of the board;

- the Company's dissolution or liquidation;

- the sale, transfer or other disposition of all or substantially all of the Company's business or assets other than any sale, transfer or disposition to Mr. Adelson or one of his related parties; or

- the consummation of certain reorganizations, recapitalizations, mergers, consolidations, statutory share exchanges or similar forms of corporate transaction unless, immediately following any such business combination, there is no change of ultimate control of more than 50% of the total voting power of the resulting entity or change in a majority of the Board.

# Named Executive Officers' Benefits upon Termination or Change in Control

The following summaries are qualified in all respects by the terms of the applicable employment agreements and applicable law.

## Mr. Adelson

The Company is obligated to pay or provide Mr. Adelson (or his estate) the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Adelson is Entitled To: |
|---|---|
| **Company Terminates for Cause** | • base salary through the date of termination |
| **NEO Terminates for Good Reason (No Change in Control)** | • all accrued and unpaid base salary and bonus through the date of termination<br>• his base salary and bonus, if applicable, he would have received had he remained employed through the remainder of the term of his employment agreement, or twelve months, whichever is longer<br>• a pro rata bonus for the year of termination of employment at the time the bonus would normally be paid based on the amount of bonus Mr. Adelson would have earned had he remained employed for the full year<br>• full vesting of all unvested options and restricted stock awards outstanding on the date of termination of employment, with all option awards remaining exercisable during the full original term of the option<br>• continued health and welfare benefits for the remainder of the term of the employment agreement (or, if longer, for twelve months following the date of termination, or, if earlier, until he receives health and welfare coverage from a subsequent employer) |
| **Change in Control (For Good Reason Within Two-Years or Voluntary Termination Within One-Year Of Change In Control)**[1] | • all accrued and unpaid base salary and bonus through the date of termination<br>• a lump sum payment of two times the sum of his salary and the Maximum Bonus for the year of termination<br>• a pro rata portion of the Maximum Bonus for the year of termination of employment<br>• full vesting of all unvested options and restricted stock awards outstanding on the date of termination of employment, with all option awards remaining exercisable during the full original term of the option<br>• continued health and welfare benefits for two years following termination (or, if earlier, until he receives health and welfare coverage from a subsequent employer) and employer contributions to non-qualified retirement plans and deferred compensation plans, if any, for two years following the date of termination, provided that the Company's obligation to provide these benefits shall cease under certain circumstances |
| **Death or Disability** | • all accrued and unpaid base salary and bonus through the date of termination<br>• continued payments of base salary and annual bonus he would have received had he remained employed through the twelve months following the date of termination, less any applicable short-term disability insurance payments<br>• a pro rata bonus for the year of termination of employment at the time the bonus would normally be paid based on the amount of bonus Mr. Adelson would have earned had he remained employed for the full year<br>• full vesting of all unvested options and restricted stock awards outstanding on the date of termination of employment, with all option awards remaining exercisable during the full original term of the option<br>• continued health and welfare benefits, including for Mr. Adelson's covered dependents, for twelve months following the date of termination |
| **Retirement** | • all accrued and unpaid base salary and bonus through the date of termination<br>• a pro rata bonus for the year of termination of employment at the time the bonus would normally be paid based on the amount of bonus Mr. Adelson would have earned had he remained employed for the full year<br>• continued vesting of all equity awards (including incentive awards granted under his employment agreement) in accordance with their terms so that all such awards continue to vest and any exercise periods continue, at the same rate as if Mr. Adelson had remained employed by the Company<br>• continued health and welfare benefits for twelve months following termination |

(1) If the change in control, however, does not satisfy the definition of a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation, pursuant to Section 409A of the Code, then the payment of two times salary plus the Maximum Bonus will be paid ratably for the remainder of the term of the employment agreement and the pro rata portion of the Maximum Bonus for the year of termination will be paid at the same time bonuses would normally be paid to other executive officers of the Company.

The reasons for termination are defined in Mr. Adelson's employment agreement as follows:

| Definition | Description in Mr. Adelson's Employment Agreement |
| --- | --- |
| **Cause** | • the Board determines there has been a final and non-appealable revocation of his gaming license by the Nevada gaming authorities; provided, that in the event that the revocation occurs without there having been any fault on his part, the termination will be treated in the same manner as a termination due to disability instead of for "cause" |
| **Good Reason** | • the Company fails to maintain him as Chairman of the Board, except as otherwise required by applicable law or regulation, or the sole Chief Executive Officer<br>• there is a reduction in Mr. Adelson's base salary, maximum annual bonus opportunity, benefits or perquisites<br>• there is any requirement that Mr. Adelson report directly to any person or entity other than the Board<br>• any relocation of the Company's headquarters or Mr. Adelson's primary office location, in either case to a location more than 30 miles from its location as of the effective date of the agreement<br>• there is a change in his duties and responsibilities that would cause his position to have less dignity, importance, authority or scope than intended at the effective date of the agreement<br>• the Company materially breaches the employment agreement |
| **Change in Control** | • Refer to "Change in Control Arrangements" as previously described for details |
| **Disability** | • Mr. Adelson shall, in the opinion of an independent physician selected by agreement between the Board and Mr. Adelson, become so physically or mentally incapacitated that he is unable to perform the duties of his employment for a continuous period of six consecutive full months |

## Mr. Goldstein

The Company is obligated to pay or provide Mr. Goldstein (or his estate) the following under the various termination scenarios pursuant to his amended employment agreement:

| Reason for Termination | Mr. Goldstein is Entitled To: |
| --- | --- |
| **Company Terminates for Cause** | • base salary through the date of termination of employment<br>• the "Goldstein Standard Benefits" consisting of:<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be provided in applicable plans and programs of the Company, according to the terms and conditions of such plans and programs |
| **Company Terminates Without Cause or NEO Terminates for Good Reason** | • the Goldstein Standard Benefits<br>• continuation of his base salary for twelve months following termination of employment (or, if shorter, the remainder of the initial term of his employment agreement) |
| **Change in Control**[1] | • all accrued and unpaid base salary and previously earned bonus(es) through the date of termination<br>• a lump sum payment of two times his base salary<br>• accelerated vesting of the grant of 2,500,000 stock options granted on November 20, 2018<br>• continued participation in the health and welfare benefit plans of the Company and employer contributions to non-qualified retirement plans and deferred compensation plans, if any, for two years following the date of termination, provided that the Company's obligation to provide these benefits shall cease under certain circumstances |
| **Death or Disability** | • the Goldstein Standard Benefits<br>• continuation of his base salary for twelve months following termination of employment (or, if shorter, the remainder of the initial term of his employment agreement), less (1) any short-term disability insurance proceeds he receives during such period in the event termination of his employment is due to his disability and (2) any life insurance proceeds Mr. Goldstein's estate receives from Company-paid life insurance policies in the event of his death<br>• a payment in an amount equal to 100% of his then target bonus |

(1) Under Mr. Goldstein's employment agreement, he is permitted to terminate his employment with the Company upon 30 days' written notice following a change in control provided that his termination of employment may not be effective until twelve months following the change in control.

The reasons for termination are defined in Mr. Goldstein's employment agreement as follows:

| Definition | Description in Mr. Goldstein's Employment Agreement |
| --- | --- |
| **Cause** | • he is convicted of a felony or misappropriates any material funds or material property of the Company, its subsidiaries or affiliates<br>• he commits fraud or embezzlement with respect to the Company, its subsidiaries or affiliates<br>• he commits any material act of dishonesty relating to his employment by the Company resulting in direct or indirect personal gain or enrichment at the expense of the Company, its subsidiaries or affiliates<br>• he uses alcohol or drugs that render him materially unable to perform the functions of his job or to carry out his duties to the Company and he fails to correct the situation following written notice<br>• he commits a material breach of his employment agreement and he fails to correct the situation following written notice<br>• he commits any act or acts of serious and willful misconduct (including disclosure of confidential information) that is likely to cause a material adverse effect on the business of the Company, its subsidiaries or affiliates<br>• his gaming license is withdrawn with prejudice, denied, revoked or suspended by any of the gaming authorities with jurisdiction over the Company or its affiliates and he fails to correct the situation following written notice |
| **Good Reason** | • the Company's removal of Mr. Goldstein from the position of President and Chief Operating Officer of the Company<br>• any other material adverse change in Mr. Goldstein's status, position, duties or responsibilities (which shall include any adverse change in the reporting relationships described in his employment agreement), which is not cured within 30 days after written notice thereof is delivered by Mr. Goldstein to the Company |
| **Change in Control** | • Refer to "Change in Control Arrangements" as previously described for details |
| **Disability** | • Mr. Goldstein shall, in the opinion of an independent physician selected by agreement between the Board and Mr. Goldstein, become so physically or mentally incapacitated that he is unable to perform the duties of his employment for an aggregate of 180 days in any 365-day consecutive period or for a continuous period of six consecutive months |

## Mr. Dumont

The Company is obligated to pay or provide Mr. Dumont (or his estate) the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Dumont is Entitled To: |
| --- | --- |
| **Company Terminates for Cause** | • the "Dumont Standard Benefits" consisting of:<br>  • continuation of his base salary through the date of termination of employment<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be required by applicable law |
| **Company Terminates Without Cause or NEO Terminates for Good Reason** | • the Dumont Standard Benefits<br>• continuation of his base salary for twelve months following termination of employment<br>• continued participation in the health plans of the Company for one year following the date of termination, provided that the Company's obligation to provide such health care benefits shall cease at the time he and his dependents become eligible for comparable benefits from another employer that do not exclude any pre-existing condition of he or any covered dependent that was not excluded under the Company's health plans immediately prior to the date of termination |
| **Change in Control[1]** | • the Dumont Standard Benefits<br>• all accrued and unpaid base salary and previously earned bonus(es) through the date of termination<br>• a lump sum payment of one times his base salary |
| **Death or Disability** | • the Dumont Standard Benefits |

(1) Under Mr. Dumont's employment agreement, he is permitted to terminate his employment with the Company upon 90 days' written notice following a change in control; provided that his termination of employment may not be effective until twelve months following the change in control.

The reasons for termination are defined in Mr. Dumont's employment agreement as follows:

| Definition | Description in Mr. Dumont's Employment Agreement |
| --- | --- |
| **Cause** | • he commits a felony or misappropriates any material funds or material property of the Company or any of its affiliates<br>• he commits fraud or embezzlement with respect to the Company or any of its affiliates<br>• he commits any act of dishonesty resulting in direct or indirect personal gain or enrichment<br>• he uses alcohol or drugs that render him unable to perform fully the functions of his job or to carry out fully his duties to the Company and he fails to correct the situation following written notice<br>• he commits a non de minimis breach of his employment agreement as determined by the Company in its sole discretion and he fails to correct the situation following written notice<br>• he commits any act or acts of serious and willful misconduct (including disclosure of confidential information) that is likely to cause a material adverse effect on the business of the Company or any of its affiliates<br>• his gaming license is withdrawn with prejudice, denied, revoked or suspended by any of the gaming authorities with jurisdiction over the Company or its affiliates and he fails to correct the situation following written notice |
| **Good Reason** | • the Company's removal of Mr. Dumont from the position of Executive Vice President and Chief Financial Officer of the Company<br>• a material adverse change in Mr. Dumont's status, position, duties or responsibilities (which shall include not reporting to the CEO or the CEO's designee), which is not cured within 30 days after written notice thereof is delivered by Mr. Dumont to the Company |
| **Change in Control** | • Refer to "Change in Control Arrangements" as previously described for details |
| **Disability** | • Mr. Dumont shall, in the opinion of an independent physician selected by the Company, become so physically or mentally incapacitated that he is unable to perform the duties of his employment |

## Mr. Hudson

The Company is obligated to pay or provide Mr. Hudson (or his estate) the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Hudson is Entitled To: |
|---|---|
| **Company Terminates for Cause** | • base salary through the date of termination of employment<br>• the "Hudson Standard Benefits" consisting of:<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be provided in applicable plans and programs of the Company, according to the terms and conditions of such plans and programs |
| **Company Terminates Without Cause or NEO Terminates for Good Reason** | • the Hudson Standard Benefits<br>• a lump sum payment in the amount of his base salary for twelve months<br>• relocation per the Company's relocation policy to a city of his choice in the continental United States |

The reasons for termination are defined in Mr. Hudson's employment agreement as follows:

| Definition | Description in Mr. Hudson's Employment Agreement |
|---|---|
| **Cause** | • he is convicted or pleads guilty or enters into a nolo contendere or Alford plea to a felony or is convicted of a misdemeanor involving moral turpitude, which materially affects his ability to perform duties or materially adversely affects the Company or its reputation or he misappropriates any material funds or property of the Company<br>• he commits fraud or embezzlement with respect to the Company<br>• he commits any material act of dishonesty relating to his employment by the Company regardless of whether such act results or was intended to result in his direct or indirect personal gain or enrichment<br>• he uses alcohol or drugs that render him unable to perform the functions of his job or to carry out his duties to the Company<br>• he fails to render services, including any licensing requirements, or fails to follow directions communicated by management<br>• any act, or failure to act, (including disclosure of confidential information) by Mr. Hudson that is likely to prejudice the business or reputation of the Company, to result in material economic or other harm to the Company or which brings material disrepute upon himself, either personally or professionally<br>• he violates any law, rule or regulation of any governmental or regulatory body material to the business of the Company or its affiliates<br>• he loses, cannot attain or has revoked or suspended any license or certification necessary to discharge his duties on behalf of the Company<br>• he willfully or persistently fails to reasonably perform his duties |
| **Good Reason** | • the Company's removal of Mr. Hudson from the position of Executive Vice President and/or Global General Counsel of the Company<br>• a relocation of his principal place of employment by more than 200 miles; or<br>• a material adverse change in Mr. Hudson's status, position, duties or responsibilities (which shall include not reporting to the CEO or the CEO's designee), which is not cured within 30 days after written notice thereof is delivered by Mr. Hudson to the Company |

# Executive Officers' Benefits upon Termination or Change in Control Under 2021 Employment Agreements

In March 2021, we entered into new or amended employment agreements with each of Messrs. Goldstein, Dumont, Hyzak and Hudson. Changes to the executive officers, and their role and title (except for Mr. Hudson) reflect the implementation of the previous discussed succession plan earlier this year. The new employment agreements were implemented to reflect:

(i) new roles and responsibilities for certain executives, and (ii) stockholder feedback regarding certain components of our previous employment agreements. The following summaries are qualified in all respects by the terms of the applicable employment agreements and applicable law.

## Mr. Goldstein

The Company is obligated to pay or provide Mr. Goldstein (or his estate) the following under the various termination scenarios pursuant to his amended employment agreement:

| Reason for Termination | Mr. Goldstein is Entitled To: |
|---|---|
| Company Terminates for Cause | • "Goldstein Accrued Benefits" consisting of:<br>  ◦ base salary through the date of termination of employment<br>  ◦ all previously earned bonuses through the date of termination of employment<br>  ◦ reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  ◦ such other compensation and benefits as may be provided in applicable plans and programs of the Company, according to the terms and conditions of such plans and programs |
| Company Terminates Without Cause or Executive Officer Terminates for Good Reason | • Goldstein Accrued Benefits<br>• a lump sum payment in the amount of two times the sum of his base salary plus his target bonus<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• pro-rata target bonus for the year of termination<br>• accelerated vesting of equity |
| Company Terminates Without Cause or Executive Officer Terminates for Good Reason within 24 months following a Change in Control | • Goldstein Accrued Benefits<br>• accelerated vesting of equity<br>• a lump sum payment in the amount of three times his base salary plus target bonus<br>• any unpaid bonus for the calendar year preceding the date of termination of employment;<br>• pro-rata target bonus for the year of termination<br>• continued participation in the health and welfare benefit plans of the Company and employer contributions to non-qualified retirement plans and deferred compensation plans, if any, for two years following the date of termination |
| Death or Disability | • Goldstein Accrued Benefits<br>• a lump sum payment in the amount of two times the sum of his base salary<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• accelerated vesting of equity |
| Termination After the Employment Term Expires | • In the event Mr. Goldstein's employment terminates after the expiration of his employment term (March 1, 2026) for any reason, all equity awards previously granted pursuant to his employment agreement or otherwise will immediately vest |

The reasons for termination are defined in Mr. Goldstein's employment agreement as follows:

| Definition | Description in Mr. Goldstein's Employment Agreement |
| --- | --- |
| **Cause** | <ul><li>he is convicted of a felony</li><li>he commits fraud or embezzlement with respect to the Company, its subsidiaries or affiliates</li><li>he commits any material act of dishonesty relating to his employment by the Company resulting in direct or indirect personal gain or enrichment at the expense of the Company, its subsidiaries or affiliates</li><li>he uses alcohol or drugs that render him materially unable to perform the functions of his job or to carry out his duties to the Company and he fails to correct the situation following written notice</li><li>he commits a material breach of his employment agreement and he fails to correct the situation following written notice</li><li>he commits any act or acts of serious and willful misconduct that is likely to cause a material adverse effect on the business of the Company, its subsidiaries or affiliates</li><li>his gaming license is withdrawn with prejudice, denied, revoked or suspended by any of the gaming authorities with jurisdiction over the Company or its affiliates and he fails to correct the situation following written notice</li></ul> |
| **Good Reason** | <ul><li>the Company's removal of Mr. Goldstein from the position of Chief Executive Officer of the Company</li><li>any other material adverse change in Mr. Goldstein's status, position, duties or responsibilities (which shall include any adverse change in his reporting relationships) or location of principal office</li><li>Company's material breach of its obligations under his employment agreement or any plan documents or agreements of the Company</li></ul><br>No purported termination for Good Reason will be effective unless the Company fails to cure the facts or events creating "Good Reason" within 30 days after written notice is delivered by Mr. Goldstein to the Company. |
| **Change in Control** | <ul><li>Refer to "Change in Control Arrangements" as previously described for details</li></ul> |
| **Disability** | <ul><li>Mr. Goldstein shall, in the opinion of an independent physician selected by agreement between the Board of Directors and Mr. Goldstein, become so physically or mentally incapacitated that he is unable to perform the duties of his employment for an aggregate of 180 days in any 365-day consecutive period or for a continuous period of six consecutive months</li></ul> |

## Mr. Dumont

The Company is obligated to pay or provide Mr. Dumont (or his estate) the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Dumont is Entitled To: |
|---|---|
| **Company Terminates for Cause** | • "Dumont Accrued Benefits" consisting of:<br>  • base salary through the date of termination of employment<br>  • all previously earned bonuses through the date of termination of employment<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be provided in outstanding equity awards or applicable plans and programs of the Company, according to the terms and conditions of such awards, plans and programs |
| **Company Terminates Without Cause or Executive Officer Terminates for Good Reason** | • Dumont Accrued Benefits<br>• a payment of his base salary plus his target bonus, paid over 12 months post termination of employment<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• pro-rata target bonus for the year of termination<br>• accelerated vesting of equity |
| **Company Terminates Without Cause or Executive Officer Terminates for Good Reason within 24 months following a Change in Control** | • Dumont Accrued Benefits<br>• accelerated vesting of equity<br>• a lump sum payment in the amount of two times his base salary plus target bonus<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• pro-rata target bonus for the year of termination<br>• continued participation in the health and welfare benefit plans of the Company and employer contributions to non-qualified retirement plans and deferred compensation plans, if any, for two years following the date of termination |
| **Death or Disability** | • Dumont Accrued Benefits<br>• continuation of base salary for 12 months following termination of employment, less any Company-provided short-term disability or life insurance proceeds<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• accelerated vesting of equity |

The reasons for termination are defined in Mr. Dumont's employment agreement as follows:

| Definition | Description in Mr. Dumont's Employment Agreement |
| --- | --- |
| **Cause** | • he commits a felony or misappropriates any material funds or material property of the Company or any of its affiliates<br>• he commits fraud or embezzlement with respect to the Company or any of its affiliates<br>• he commits any material act of dishonesty resulting in direct or indirect personal gain or enrichment<br>• he uses alcohol or drugs that render him unable to perform fully the functions of his job or to carry out fully his duties to the Company and he fails to correct the situation following written notice<br>• he commits a material breach of his employment agreement as determined by the Company in its sole discretion and he fails to correct the situation following written notice<br>• he commits any act or acts of serious and willful misconduct (including disclosure of confidential information) that is likely to cause a material adverse effect on the business of the Company or any of its affiliates and he fails to correct the situation following written notice<br>• his gaming license is withdrawn with prejudice, denied, revoked or suspended by any of the gaming authorities with jurisdiction over the Company or its affiliates |
| **Good Reason** | • the Company's removal of Mr. Dumont from the position of President and Chief Operating Officer of the Company<br>• a material adverse change in Mr. Dumont's status, position, duties or responsibilities (which shall include his ceasing to be the President and Chief Operating Officer of a publicly-traded company or any adverse change in the reporting relationship),<br>• Company's material breach of its obligations under his employment agreement or any plan documents or agreements of the Company<br><br>No purported termination for Good Reason will be effective unless the Company fails to cure the facts or events creating "Good Reason" within 30 days after written notice is delivered by Mr. Dumont to the Company. |
| **Change in Control** | • Refer to "Change in Control Arrangements" as previously described for details |
| **Disability** | • Mr. Dumont shall, in the opinion of an independent physician selected by agreement between the Board of Directors and Mr. Dumont, become so physically or mentally incapacitated that he is unable to perform the duties of his employment for an aggregate of 180 days in any 365-day consecutive period or for a continuous period of six consecutive months |

## Mr. Hyzak

The Company is obligated to pay or provide Mr. Hyzak (or his estate) the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Hyzak is Entitled To: |
|---|---|
| **Company Terminates for Cause** | • "Hyzak Accrued Benefits" consisting of:<br>  • a base salary through the date of termination of employment<br>  • all previously earned bonuses through the date of termination of employment<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be provided in outstanding equity awards or applicable plans and programs of the Company, according to the terms and conditions of such awards, plans and programs |
| **Company Terminates Without Cause or Executive Officer Terminates for Good Reason** | • Hyzak Accrued Benefits<br>• a payment of his base salary, paid over 12 months post termination of employment<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• pro-rata target bonus for the year of termination<br>• accelerated vesting of equity |
| **Company Terminates Without Cause or by Executive Officer Terminates for Good Reason within 24 months following a Change in Control** | • Hyzak Accrued Benefits<br>• accelerated vesting of equity<br>• a lump sum payment in the amount of one times his base salary plus target bonus<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• pro-rata target bonus for the year of termination<br>• continued participation in the health and welfare benefit plans of the Company and employer contributions to non-qualified retirement plans and deferred compensation plans, if any, for two years following the date of termination |
| **Death or Disability** | • Hyzak Accrued Benefits<br>• continuation of base salary for 12 months following termination of employment, less any Company-provided short-term disability or life insurance proceeds<br>• any unpaid bonus for the calendar year preceding the date of termination of employment<br>• accelerated vesting of equity |

The reasons for termination are defined in Mr. Hyzak's employment agreement as follows:

| Definition | Description in Mr. Hyzak's Employment Agreement |
|---|---|
| **Cause** | • he commits a felony or misappropriates any material funds or material property of the Company or any of its affiliates<br>• he commits fraud or embezzlement with respect to the Company or any of its affiliates<br>• he commits any act of dishonesty resulting in direct or indirect personal gain or enrichment<br>• he uses alcohol or drugs that render him unable to perform fully the functions of his job or to carry out fully his duties to the Company and he fails to correct the situation following written notice<br>• he commits a non de minimis breach of his employment agreement as determined by the Company in its sole discretion and he fails to correct the situation following written notice<br>• he commits any act or acts of serious and willful misconduct (including disclosure of confidential information) that is likely to cause a material adverse effect on the business of the Company or any of its affiliates<br>• his gaming license is withdrawn with prejudice, denied, revoked or suspended by any of the gaming authorities with jurisdiction over the Company or its affiliates and he fails to correct the situation following written notice |
| **Good Reason** | • the Company's removal of Mr. Hyzak from the position of Executive Vice President and Chief Financial Officer of the Company<br>• a material adverse change in Mr. Hyzak's status, position, duties or responsibilities (which shall include his ceasing to be the Executive Vice President and Chief Financial Officer of a publicly traded company or any adverse change in the reporting relationship)<br><br>No purported termination for Good Reason will be effective unless the Company fails to cure the facts or events creating "Good Reason" within 30 days after written notice is delivered by Mr. Hyzak to the Company. |
| **Change in Control** | • Refer to "Change in Control Arrangements" as previously described for details |
| **Disability** | • Mr. Hyzak shall, in the opinion of an independent physician selected by the Company, become so physically or mentally incapacitated that he is unable to perform the duties of his employment |

## Mr. Hudson

The Company is obligated to pay or provide Mr. Hudson the following under the various termination scenarios pursuant to his employment agreement:

| Reason for Termination | Mr. Hudson is Entitled To: |
|---|---|
| **Company Terminates for Cause** | • base salary through the date of termination of employment<br>• the "Hudson Standard Benefits" consisting of:<br>  • reimbursement for expenses incurred, but not paid prior to such termination of employment, subject to the receipt of supporting information by the Company<br>  • such other compensation and benefits as may be provided in applicable plans and programs of the Company, according to the terms and conditions of such plans and programs |
| **Company Terminates Without Cause or Executive Officer Terminates for Good Reason** | • the Hudson Standard Benefits<br>• a lump sum payment in the amount of his base salary for twelve months<br>• relocation per the Company's relocation policy to a city of his choice in the continental United States |

The reasons for termination are defined in Mr. Hudson's employment agreement as follows:

| Definition | Description in Mr. Hudson's Employment Agreement |
| --- | --- |
| **Cause** | • he is convicted or pleads guilty or enters into a nolo contendere or Alford plea to a felony or is convicted of a misdemeanor involving moral turpitude, which materially affects his<br>• ability to perform duties or materially adversely affects the Company or its reputation or he misappropriates any material funds or property of the Company<br>• he commits fraud or embezzlement with respect to the Company<br>• he commits any material act of dishonesty relating to his employment by the Company regardless of whether such act results or was intended to result in his direct or indirect personal gain or enrichment<br>• he uses alcohol or drugs that render him unable to perform the functions of his job or to carry out his duties to the Company<br>• he fails to render services, including any licensing requirements, or fails to follow directions communicated by management<br>• any act, or failure to act, (including disclosure of confidential information) by Mr. Hudson that is likely to prejudice the business or reputation of the Company, to result in material economic or other harm to the Company or which brings material disrepute upon himself, either personally or professionally<br>• he violates any law, rule or regulation of any governmental or regulatory body material to the business of the Company or its affiliates<br>• he loses, cannot attain or has revoked or suspended any license or certification necessary to discharge his duties on behalf of the Company<br>• he willfully or persistently fails to reasonably perform his duties |
| **Good Reason** | • the Company's removal of Mr. Hudson from the position of Executive Vice President and/or Global General Counsel of the Company<br>• a relocation of his principal place of employment by more than 200 miles; or<br>• a material adverse change in Mr. Hudson's status, position, duties or responsibilities (which shall include not reporting to the CEO or the CEO's designee), which is not cured within 30 days after written notice thereof is delivered by Mr. Hudson to the Company |

## Amended and Restated 2004 Equity Award Plan

In the event of a change in control, as defined in the Company's Amended and Restated 2004 Equity Award Plan, if our Compensation Committee so determines:

• all outstanding options and equity (other than performance compensation awards) issued under the Amended and Restated 2004 Equity Award Plan shall fully vest; and

• outstanding awards may be cancelled and the value of the awards shall be paid to the participants.

In addition, performance compensation awards shall vest based on the level of attainment of the performance goals as determined by the Compensation Committee.

# POTENTIAL PAYMENTS/BENEFITS UPON TERMINATION OF EMPLOYMENT FOR 2020

The table below sets forth information about the potential payments and benefits our named executive officers who were employed by the Company on December 31, 2020, may receive under their employment agreements, as in effect on December 31, 2020, upon the termination of their employment with the Company. The amounts shown in the table below are estimates of the maximum payments that each named executive officer would receive in certain instances assuming a hypothetical employment termination date of December 31, 2020. The amounts actually payable will be determined only upon the termination of employment of each named executive officer, taking into account the facts and circumstances surrounding the named executive officer's termination of employment, and are qualified in all respects by the terms of the applicable employment agreements and applicable law.

The information in the table assumes:

- amounts included in cash payments for incentive bonus payments are based on each named executive achieving 100% of their performance targets and/or goals;
- the named executive officer did not become employed by a subsequent employer; and
- equity awards vest fully upon a change in control, if provided in the applicable employment agreement.

| Name | Cash Payments | Continued Vesting or Acceleration of Options[1] | Continued Health Benefits[2] | Total |
|---|---|---|---|---|
| **Sheldon G. Adelson** | | | | |
| For Good Reason | $ 30,000,000 | $ 211,481 | $ 20,000 | $ 30,231,481 |
| Change in Control | $ 47,500,000 | $ 211,481 | $ 40,000 | $ 47,751,481 |
| Death/Disability | $ 30,000,000 | $ 211,481 | $ 20,000 | $ 30,231,481 |
| Retirement | $ 12,500,000 | $ 211,481 | $ 20,000 | $ 12,731,481 |
| **Robert G. Goldstein** | | | | |
| Without Cause/For Good Reason | $ 4,500,000 | $ — | $ — | $ 4,500,000 |
| Change in Control | $ 13,500,000 | $ 23,175,000 | $ 40,000 | $ 36,715,000 |
| Death/Disability | $ 9,000,000 | $ — | $ — | $ 9,000,000 |
| **Patrick Dumont** | | | | |
| Without Cause/For Good Reason | $ 1,200,000 | $ — | $ 20,000 | $ 1,220,000 |
| Change in Control | $ 2,400,000 | $ — | $ — | $ 2,400,000 |
| Death/Disability | $ — | $ — | $ — | — |
| **D. Zachary Hudson** | | | | |
| Without Cause/For Good Reason | $ 980,000 | $ — | $ — | $ 980,000 |
| Change in Control | $ — | $ — | $ — | — |
| Death/Disability | $ — | $ — | $ — | — |

(1) Reflects the value of accelerated vesting of options equal to the excess of (a) the closing price of our Common Stock on December 31, 2020, of $59.60 per share over (b) the applicable exercise price of the options. Of the amounts shown in the table, options with a value of $211,481 for Mr. Adelson and options with a value of $4,635,000 for Mr. Goldstein vested during the period from January 1, 2021, through the date of this proxy statement.

(2) Continued health benefits represents the estimated cost for providing such benefits the named executive officer would be entitled to under the remainder of the term.

# CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our Team Members and the annual total compensation of Mr. Adelson, our Chief Executive Officer (our "CEO") for 2020:

**CEO Pay Ratio**

| | | |
|---|---|---|
| CEO Annual Total Compensation[1] | $ | 11,344,715 |
| Median Employee Annual Total Compensation | $ | 42,809 |
| CEO to Median Employee Pay Ratio | | 265:1 |

(1) The annual total compensation of our CEO, as reported in the 2020 Summary Compensation Table under "Executive Compensation and Other Information."

## METHODOLOGY

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- We determined, as of December 31, 2020, our employee population consisted of 46,210 individuals working at our parent company and consolidated subsidiaries, with 19% of these individuals located in the United States and 81% located outside of the United States. Of these employees, 44,780 individuals are full-time or part-time employees, with the remainder employed on a seasonal or temporary basis.

- We elected to exclude our seasonal or temporary employees who haven't worked since July 1, 2020, because they were not employees as of December 31, 2020.

- We determined 2020 earnings based on the following elements:
  - U.S. employees: Medicare wages reported on 2020 Internal Revenue Service Form W-2,
  - Singapore employees: 2020 cash compensation reported to the Inland Revenue Authority of Singapore,
  - the remaining employees: all cash compensation reported in the local payroll system,
  - we used the exchange rate on December 31, 2020 to convert each non-U.S. employee's total compensation to U.S. dollars, and

- we annualized the base salary of all full-time and part-time employees who were hired in 2020, but did not work for us or our consolidated subsidiaries for the entire fiscal year. We did not make a full-time equivalent adjustment for any employee.

- Using this methodology, we determined the "median employee" was a full-time employee located in Las Vegas, with wages and overtime pay for the twelve-month period ended December 31, 2020, in the amount of $32,601. With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $42,809.

Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use a variety of methodologies, apply certain exemptions and make assumptions, adjustments and estimates that reflect their compensation practices, the pay ratio we report above may not be comparable to the pay ratio reported by other companies.

# DIRECTOR COMPENSATION

The elements of annual non-employee director compensation for 2020 were as follows:

| | | |
|---|---|---|
| Annual Board Retainer | $ | 150,000 |
| Annual Restricted Stock or Restricted Stock Unit Grant[1] | $ | 100,000 |
| One-time Stock Option Grant for New Directors[2] | $ | 100,000 |
| Annual Cash Retainer - Audit Committee Chairperson | $ | 25,000 |
| Annual Cash Retainer - Audit Committee Members | $ | 15,000 |
| Annual Cash Retainer - Other Committee Chairpersons[3] | $ | 15,000 |
| Annual Cash Retainer - Other Committee Members[3] | $ | 5,000 |
| Board Meeting Attendance per Meeting[4] | $ | 1,500 |
| Board Committee Meeting Attendance per Meeting[4] | $ | 1,000 |
| Telephonic Board Meeting Attendance per Meeting[4] | $ | 750 |
| Telephonic Board Committee Meeting Attendance per Meeting[4] | $ | 500 |

(1) Each non-employee director may elect to receive either restricted stock or restricted stock units. In accordance with the Amended and Restated 2004 Equity Award Plan, upon vesting of the restricted stock or restricted stock units, non-employee directors may not sell their stock while serving as a member of the Board. In 2020, each non-employee director received 2,189 shares of restricted stock.
(2) Value of the option grant is based on the Black-Scholes option valuation model.
(3) Other committees denote the Compensation Committee, Nominating and Governance Committee and the Compliance Committee.
(4) Attendance fees reflect amount paid for each meeting attended.

Non-employee directors may defer cash compensation payments into the Company's Non-Employee Director Deferred Compensation Plan. None of the non-employee directors has elected to defer any payments to date. Non-employee directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance.

The goal of our director compensation program is to attract, motivate and retain directors capable of making significant contributions to the long term success of the Company and its stockholders. No changes to our director compensation program were made in 2020.

In early 2021, the Compensation Committee asked AETHOS to provide advice on the elements of, and amounts payable under, our non-employee director compensation program, based on a comparison of our current director compensation program against the director compensation programs maintained by our peer group companies, as identified by AETHOS and described below. Based on these recommendations, the Board approved an increase for 2021 in the annual restricted stock or restricted stock unit grant provided to our non-employee directors from $100,000 to $175,000. In addition, the Board eliminated the payment of meeting attendance fees, due to their declining prevalence in the market.

In connection with the review of our non-employee director compensation program, the following peer group companies were identified by AETHOS, with the view that if the Company was required to fill an independent director position, the Company would seek to nominate or appoint the types of individuals who are independent directors of these companies. These companies are in comparable industries, compete for the same talent and investment dollars, and are of a similar size, complexity and scope, as the Company. For purposes of updating our annual non-employee director compensation program for 2021, the Compensation Committee generally compared the total compensation of each of our non-employee directors to the median total compensation of the non-employee directors of our peer companies.

| | | |
|---|---|---|
| • American Airlines Group Inc. | • Hyatt Hotels Corporation | • Starbucks Corporation |
| • American Express Company | • Loews Corporation | • The Walt Disney Company |
| • Caesars Entertainment, Inc. | • Marriott International, Inc. | • United Continental Holdings, Inc. |
| • Carnival Corporation & plc | • McDonald's Corporation | • ViacomCBS Inc. |
| • The Coca-Cola Company | • MGM Resorts International | • Walgreens Boots Alliance, Inc. |
| • Colgate-Palmolive Company | • Nike, Inc. | • Wynn Resorts, Limited |
| • Delta Air Lines, Inc. | • Penn National Gaming, Inc. | • Yum! Brands, Inc. |
| • General Mills, Inc. | • PepsiCo, Inc. | |
| • Hilton Worldwide Holdings Inc. | • Royal Caribbean Cruises Ltd. | |

In addition, AETHOS provided comparison data for a smaller peer group that included the additional companies included in the Primary Peer Group being used in conjunction with the analyses and recommendations provided by Korn Ferry with respect to the appropriate level of compensation for our executive officers, as described above under "– The Committee's Compensation Consultant." Based on that additional data, AETHOS's recommendations for changes to our 2021 non-employee director compensation program remained consistent with the changes described above.

## 2020 DIRECTOR COMPENSATION TABLE

The following table describes the compensation arrangements with our non-employee directors for 2020:

| Name | Fees Earned ($) | Stock Awards[1] ($) | Option Awards[2] ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|---|
| Irwin Chafetz | $ 158,250 | $ 100,000 | $ — | $ 4,889 | $ 263,139 |
| Micheline Chau | $ 184,250 | $ 100,000 | $ — | $ 4,889 | $ 289,139 |
| Charles D. Forman[4] | $ 158,250 | $ 100,000 | $ — | $ 4,889 | $ 263,139 |
| George Jamieson | $ 194,250 | $ 100,000 | $ — | $ 4,889 | $ 299,139 |
| Charles A. Koppelman | $ 190,750 | $ 100,000 | $ — | $ 4,889 | $ 295,639 |
| Lewis Kramer | $ 194,250 | $ 100,000 | $ — | $ 4,889 | $ 299,139 |
| David F. Levi | $ 190,750 | $ 100,000 | $ — | $ 4,889 | $ 295,639 |
| Xuan Yan[5] | $ 183,500 | $ 100,000 | $ — | $ — | $ 283,500 |

(1) The amounts in this column represent the fair value of the restricted shares issued, as determined pursuant to ASC Topic 718. The restricted stock vests on the earlier to occur of the first anniversary of the date of grant and the date of the Company's annual meeting of stockholders in the calendar year following the date of grant, in each case, provided that the director is still serving on the Board on the vesting date. As of December 31, 2020, Ms. Chau and Messrs. Chafetz, Forman, Jamieson, Koppelman, Kramer and Levi each held 2,189 unvested shares of restricted stock that will vest on May 14, 2021.

(2) As of December 31, 2020, Ms. Chau, and Messrs. Jamieson, Kramer and Levi held options to acquire 6,215, 3,735, 10,649 and 8,097 shares of our Common Stock, respectively, that vest (or have vested) in five equal installments on each of the first five anniversaries of the respective dates of grant.

(3) The amounts in this column are for accrued dividends received upon the vesting of restricted stock during 2020.

(4) The amounts in the table exclude fees paid by Sands China Ltd. to Mr. Forman in connection with his service as a member of the Board of Sands China Ltd.

(5) Mr. Yan's 2,189 unvested shares of restricted stock and options to acquire 11,363 shares of our Common Stock, were forfeited upon his resignation from the Board on December 31, 2020. His remaining 2,841 options were exercised on March 2, 2021.

# EQUITY COMPENSATION PLAN INFORMATION

The following table shows certain information with respect to our Amended and Restated 2004 Equity Award Plan as of December 31, 2020:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 8,937,266 | $ 57.16 | 8,998,486 |
| Equity compensation plans not approved by security holders | — | $ — | — |
| **TOTAL** | **8,937,266** | **$ 57.16** | **8,998,486** |

(1) Our 2004 Equity Award Plan was originally approved by our stockholders prior to our initial public offering, and an extension of the plan term through December 14, 2019, was approved by our stockholders at our 2014 annual meeting of stockholders. The Amended and Restated 2004 Equity Award Plan, which extended the plan term through December 14, 2024 and increased the number of shares of common stock available for grants by 10,000,000 shares, was approved by our stockholders at our 2019 annual meeting of stockholders. Pursuant to SEC guidance, unvested shares of restricted stock that were issued and outstanding on December 31, 2020 are not included in the first or third column of this table.

# AUDIT COMMITTEE REPORT

The Audit Committee of the Board currently consists of Lewis Kramer (Chair), Micheline Chau, George Jamieson and Nora M. Jordan. The Board has determined that Mses. Chau and Jordan and Messrs. Kramer and Jamieson meet the current independence and experience requirements of the NYSE's listing standards. In addition, the Board has determined each of the members of the Audit Committee is financially literate and Mr. Kramer qualifies as the audit committee financial expert.

The Audit Committee's responsibilities are described in a written charter adopted by the Board, which the Audit Committee reviews annually. The Audit Committee is responsible for providing independent, objective oversight of the Company's financial reporting process. Among its various activities, the Audit Committee reviews:

1. the adequacy of the Company's internal controls and financial reporting process and the reliability of the Company's financial statements;
2. the independence and performance of the Company's independent registered public accounting firm and internal auditors; and
3. the Company's compliance with legal and regulatory requirements.

The Audit Committee meets regularly in open sessions with the Company's management, independent registered public accounting firm and internal auditors to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting. In addition, the Audit Committee meets regularly in closed sessions with the Company's management, independent registered public accounting firm and internal auditors to review the foregoing matters. The Audit Committee selects the Company's independent registered public accounting firm, and periodically reviews their performance and independence from management.

The Audit Committee reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP, and management represented to the Audit Committee the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The discussions with Deloitte & Touche LLP also included the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraphs, the Audit Committee recommended to the Board the audited financial statements for the fiscal year ended December 31, 2020, be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the Securities and Exchange Commission.

Pursuant to its charter, the Audit Committee performs an annual self-assessment. For 2020, the Audit Committee concluded, in all material respects, it had fulfilled its responsibilities and satisfied the requirements of its charter and applicable laws and regulations.

Respectfully submitted,

Lewis Kramer, Chair
Micheline Chau
George Jamieson
Nora M. Jordan

*The foregoing report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such report by reference therein.*

# FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table sets forth fees paid or payable to Deloitte &Touche LLP, our independent registered public accounting firm, in 2019 and 2020, for audit and non-audit services as well as the percentage of these services approved by our Audit Committee:

| | 2019 | 2020 | % of Services Approved by Audit Committee |
|---|---|---|---|
| Audit Fees | $ 6,222,000 | $ 6,180,000 | 100% |
| Audit-Related Fees | $ 601,000 | $ 755,000 | 100% |
| Tax Fees | $ 619,000 | $ 531,000 | 100% |
| All Other Fees | $ 22,000 | $ 22,000 | 100% |

The category of "Audit Fees" includes fees for our annual audit and quarterly reviews, as well as additional audit-related accounting consultations and required statutory audits of certain of our subsidiaries.

The category of "Audit-Related Fees" includes fees for services related to the SCL notes issuance and related SEC filings in 2020 and the LVSC notes issuance and related SEC filings in 2019, issuance of consents associated with SEC filings, consultations related to SEC comment letters and services related to the Las Vegas Sands Corp. 401(k) Retirement Plan for 2019 and 2020.

During 2019 and 2020, $35,000 in fees related to the audit of the plan were paid directly by the plan.

The category of "Tax Fees" includes tax consultation and planning fees and tax compliance services.

The category of "All Other Fees" includes fees for accounting training programs.

## PRE–APPROVAL POLICIES AND PROCEDURES

Our Audit Committee Charter contains policies related to pre-approval of services provided by the independent registered public accounting firm. The Audit Committee, or one of its members if such authority is delegated by the Audit Committee, has the sole authority to review in advance, and grant any appropriate pre-approvals, of (a) all auditing services provided by the independent registered public accounting firm and (b) all non-audit services to be provided by the independent registered public accounting firm as permitted by Section 10A of the Exchange Act and, in connection therewith, to approve all fees and other terms of engagement.

The Audit Committee has adopted the following process regarding the engagement of the Company's independent registered public accounting firm to perform services for the Company. For audit services related to the audit of the consolidated financial statements of the Company, the independent registered public accounting firm will provide the

Audit Committee with an engagement letter each year prior to or contemporaneously with commencement of the audit services outlining the scope of the audit services proposed to be performed during the fiscal year. If the services are agreed to by the Audit Committee, the engagement letter will be formally accepted. The Audit Committee also approves statutory audit services for our foreign subsidiaries. For tax services, management will provide the Audit Committee with a separate scope of the tax services proposed to be performed during the fiscal year. If the scope of the tax services is agreed to by the Audit Committee, engagement letters will be executed. All other non-audit services will require pre-approval from the Audit Committee on a case-by-case basis.

If the pre-approval authority is delegated to a member, the pre-approval must be presented to the Audit Committee at its next scheduled meeting.

# CERTAIN TRANSACTIONS

Set forth below is a description of certain transactions with our executive officers and directors. Under its charter, the Audit Committee approves all related party transactions required to be disclosed in our public filings. For more information about our policies with respect to transactions with related parties, see "Corporate Governance — Related Party Transactions."

## SUPPORT SERVICES AGREEMENT

Pursuant to a support services agreement among Las Vegas Sands Corp. and Interface Operations, LLC, an entity controlled by members of the Adelson family ("Interface Operations"), the parties have agreed to provide to one another, certain services, including accounting, finance, procurement, risk management, development, legal, operational, management, facilities, government relations, information technology support, security services and such other general administrative services that a party may request from time to time of the other. Under this agreement, the Company charged Interface Operations $0.4 million for services provided by Company personnel during 2020.

## REGISTRATION RIGHTS AGREEMENT

Messrs. Adelson, Forman and Goldstein and certain other stockholders and employees, former employees and certain trusts they established have entered into a registration rights agreement with us relating to the shares of Common Stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the Adelson Holders, as defined in the agreement, may require that we register for public resale under the Securities Act all shares of Common Stock they request be registered at any time, subject to certain conditions. The Adelson Holders may demand registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $20 million or more. Since we became eligible to register the sale of our securities on Form S-3 under the Securities Act, the Adelson Holders have the right to require us to register the sale of the Common Stock held by them on Form S-3, subject to offering size and other restrictions.

The other stockholders that are party to this agreement were granted piggyback registration rights on any registration for the account of the Adelson Holders, subject to cutbacks if the registration requested by the Adelson Holders is in the form of a firm commitment underwritten offering and if the underwriters of the offering determine the number of securities to be offered would jeopardize the success of the offering.

In addition, the stockholders and employees that are party to this agreement and the trusts have been granted piggyback rights on any registration for our account or the account of another stockholder, subject to cutbacks if the underwriters in an underwritten offering determine the number of securities offered in a piggyback registration would jeopardize the success of the offering.

On November 14, 2008, the Company entered into a second amended and restated registration rights agreement with Dr. Adelson and certain other stockholders.

## TRANSACTIONS RELATING TO AIRCRAFT

### Aviation and Related Personnel

Sands Aviation, LLC ("Sands Aviation"), a wholly owned subsidiary of the Company, is engaged primarily in the business of providing aviation personnel, including pilots, aircraft mechanics and flight attendants, and administrative personnel, to the Company and to Interface Operations. Sands Aviation charges a fee to each of the Company and Interface Operations for their respective use of these personnel. The fees charged by Sands Aviation are based upon its actual costs of employing or retaining these personnel, which are then allocated between the Company and Interface Operations. The method of allocating these costs varies depending upon the nature of the service provided. For example, pilot services are allocated based upon the actual time spent operating aircraft for the Company and for Interface Operations, respectively. The services of Sands Aviation's aircraft mechanics are allocated based on the number and manufacturer of aircraft serviced and administrative personnel are allocated based upon the number of aircraft maintained by the Company and Interface Operations,

respectively. In addition, hangar lease and other operating costs are allocated based upon various factors, including the number and base location of aircraft maintained by the Company and Interface Operations, respectively. During 2020, Sands Aviation charged Interface Operations approximately $16.4 million for its use of Sands Aviation's aviation and related personnel, operating costs and other overhead costs.

## Time Sharing Agreements

The Company and its subsidiaries use aircraft owned by companies controlled by the Adelson family for business purposes, including flying patrons to our properties. The Company believes its use of these aircraft provides the Company with a significant competitive advantage in attracting patrons to the Company's properties and similar aircraft with comparable amenities are not generally available for charter. The Company believes the amounts paid to companies controlled by the Adelson family for the use of the aircraft are less than the Company would be required to pay to a third party provider, if comparable aircraft were available, and also believes the amounts paid pursuant to the agreements relating to the use of the aircraft described below do not provide for profits or a return on investment to the companies controlled by the Adelson family.

The Company has entered into several aircraft time sharing agreements and aircraft cost sharing agreements with Interface Operations. Under the agreements, the party using an aircraft pays fees of up to (i) twice the cost of the fuel, oil and other additives used, (ii) all fees, including fees for landing, parking, hangar, tie-down, handling, customs, use of airways and permission for overflight, (iii) all expenses for catering and in-flight entertainment materials, (iv) all expenses for flight planning and weather contract services, (v) all travel expenses for pilots, flight attendants and other flight support personnel, including food, lodging and ground transportation and (vi) all communications charges, including in-flight telephone. Under

the agreements, the Company charged Interface Operations approximately $1.7 million in respect of Interface Operations' 2020 use of the Company's aircraft, and Interface Operations charged the Company approximately $1.1 million in respect of the Company's 2020 use of Interface Operations' aircraft.

In addition, the Company has entered into an aircraft cost allocation agreement with Interface Operations Bermuda Ltd. ("Interface Bermuda"), a wholly owned subsidiary of Interface Operations, providing the Company access to a Boeing 747 aircraft and an Airbus A-340 aircraft. Under the agreement, the Company has agreed to pay Interface Bermuda fees of up to (i) a pro rata share of all fixed costs, such as hangar, insurance, pilot salaries and training, maintenance, subscription services, support personnel and other similar items (exclusive of tax depreciation), (ii) actual costs of fuel, oil and other additives used, (iii) all fees, including fees for landing, parking, hangar, tie-down, handling, customs, use of airways and permission for overflight, (iv) all expenses for catering and in-flight entertainment materials, (v) all expenses for flight planning and weather contract services, (vi) all travel expenses for pilots, flight attendants and other flight support personnel, including food, lodging and ground transportation and (vii) all communications charges, including in-flight telephone. In 2020, no charges were incurred by the Company for the Boeing 747. Interface Bermuda charged the Company approximately $0.4 million in respect of the Company's 2020 use of Interface Bermuda's Airbus 340 aircraft.

## Aircraft Maintenance Master Services Agreement

Sands Aviation and Citadel Completions LLC ("Citadel"), an entity owned by a trust for the benefit of certain members of the Adelson family, have entered into an aircraft maintenance master services agreement under which Citadel may perform

aircraft refurbishment and maintenance services on aircraft managed by Sands Aviation. During 2020, Citadel charged Sands Aviation approximately $0.5 million for services provided by Citadel under this agreement.

# — TRANSACTIONS RELATING TO LUXURY PASSENGER SHIP

Marina Bay Sands, a wholly owned subsidiary of the Company, has entered into agreements with Sira Company Ltd., a company ultimately owned by a trust for the benefit of certain members of the Adelson family and other related parties. Under these agreements, Marina Bay Sands was entitled to use a luxury passenger ship owned by Sira Company Ltd.

during certain periods of the year and agreed to reimburse the actual operating expenses associated with its use of the luxury passenger ship. Sira Company Ltd. charged Marina Bay Sands approximately $3.1 million in respect of Marina Bay Sands' 2020 use of the luxury passenger ship.

# — OTHER TRANSACTIONS

We have employed Dr. Miriam Adelson, the wife of Mr. Adelson, as the Director of Community Involvement since August 1990 where, in conjunction with our Government Relations Department, she oversees and facilitates our partnerships with key community groups and other charitable organizations. We paid her approximately $0.1 million during 2020.

Mr. Adelson and his family made payments of $0.5 million to the Company during 2020 for lodging, banquet, transportation, food and beverage services and personal protection equipment.

Mr. Goldstein made payments of $15,000 to the Company during 2020 for lodging, transportation and food and beverage services.

Mr. Dumont and his family made payments of $19,000 to the Company during 2020 for lodging, transportation and food and beverage services.

During 2020, the Company made payments of $2.2 million for food and beverage services, newspaper subscriptions, and security support from entities in which Mr. Adelson and his family have an ownership interest.

# — PROPERTY AND CASUALTY INSURANCE

With the exception of aviation-related coverages, the Company and entities controlled by Mr. Adelson that are not subsidiaries of the Company (the "Stockholder Controlled Entities") purchase property and casualty insurance separately. The Company and the Stockholder Controlled Entities bid for and purchase aviation-related coverages together. The Company

and the Stockholder Controlled Entities are separately invoiced for, and pay for, aviation-related insurance and allocate the aviation insurance costs not related to particular aircraft among themselves in accordance with the other allocations of aviation costs discussed above.

## PROPOSAL NO. 1
# ELECTION OF DIRECTORS

Stockholders will vote to elect ten directors to hold office for a one-year term. The Board has recommended Mses. Micheline Chau and Nora M. Jordan, and Messrs. Irwin Chafetz, Patrick Dumont, Charles D. Forman, Robert G. Goldstein, George Jamieson, Charles A. Koppelman, Lewis Kramer and David F. Levi for election as directors, to serve until the 2022 Annual Meeting and until their successors are duly elected and qualified or their earlier resignation, disqualification, death or removal. If any of the nominees should be unavailable to serve as a director, which is not presently anticipated, it is the intention of the persons named in the proxies to select and cast their votes for the election of such other person or persons as the Board may designate.

Information regarding the director nominees is set forth above under the heading "Board."

The affirmative vote of a plurality of the votes cast at the annual meeting is required to elect the nominees for directors. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the election of the directors.

 THE BOARD RECOMMENDS STOCKHOLDERS **VOTE FOR** THE ELECTION OF ITS TEN DIRECTOR NOMINEES

## PROPOSAL NO. 2

# RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of the Company has appointed Deloitte &Touche LLP as our independent registered public accounting firm to audit the consolidated financial statements of the Company during the year ending December 31, 2021, and our stockholders are being asked to ratify this appointment as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accounting firm. The affirmative vote of a majority of the shares of Common Stock present in person or by proxy at the annual meeting and entitled to vote thereon is required to ratify this appointment.

A representative of Deloitte &Touche LLP will be present at the stockholders' meeting with the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions.

 THE BOARD RECOMMENDS A **VOTE FOR** THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2021

# AN ADVISORY (NON–BINDING) VOTE ON EXECUTIVE COMPENSATION

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and pursuant to Section 14A of the Exchange Act, our stockholders are being provided with an advisory (non-binding) vote on executive compensation. Although the vote is advisory and is not binding on the Board, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions. We refer to this non-binding advisory vote as the "say-on-pay" vote.

The "say-on-pay" vote is required to be offered to our stockholders at least once every three years. In 2017, our stockholders recommended we provide them with the opportunity to provide their "say-on-pay" vote each year, and our Board has accepted that recommendation.

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. As discussed in the Compensation Discussion and Analysis, the Compensation Committee believes our current executive compensation program directly links executive compensation to our performance and aligns the interests of our executive officers with those of our stockholders. In addition, our compensation philosophy places more emphasis on variable elements of compensation (such as annual cash bonuses and equity-based compensation) than fixed remuneration. For example, a significant portion of our executive compensation is based on the Company's achievement of predetermined performance-based financial targets. Our executives also receive equity incentive awards to better link their compensation to the Company's performance.

We encourage you to read our Compensation Discussion and Analysis contained in this proxy statement for a more detailed discussion of our compensation policies and procedures.

Our stockholders have the opportunity to vote for, against or abstain from voting on the following resolution:

**"Resolved, that the stockholders approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (which includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement)."**

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy at the annual meeting and entitled to vote thereon is required to approve this resolution.

The above-referenced disclosures appear at pages 30-67 of this proxy statement.

 THE BOARD RECOMMENDS A **VOTE FOR** APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC (WHICH INCLUDES THE COMPENSATION DISCUSSION AND ANALYSIS, THE COMPENSATION TABLES AND ANY RELATED MATERIAL DISCLOSED IN THIS PROXY STATEMENT)

# PROXY STATEMENT

## — PROXY AND VOTING INFORMATION

Our Board of Directors (the "Board") has provided you with these proxy materials in connection with its solicitation of proxies to be voted at the annual meeting of stockholders. We will hold the annual meeting online on Thursday, May 13, 2021, at 11:00 a.m. Pacific time. Please note throughout these proxy materials we may refer to Las Vegas Sands Corp. as "the Company," "LVSC," "we," "us," or "our."

We are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners, unless they have directed us to provide the materials in a different manner. The Notice provides instructions on how to access and review all of the important information contained in this Proxy Statement, as well as how to submit a proxy by telephone or over the Internet. If you receive the Notice and would still like to receive a printed copy of our proxy materials, instructions for requesting these materials are included in the Notice. The Company plans to mail the Notice to stockholders by March 31, 2021. The Company will continue to mail a printed copy of this Proxy Statement and form of proxy to certain stockholders, and it expects mailing to begin on or about March 31, 2021.

## Attending the Virtual Annual Meeting as a Stockholder of Record

If you were a stockholder of record at the close of business on March 15, 2021, you can attend the meeting by accessing https://web.lumiagm.com/282745561 and entering the 11-digit control number on the proxy card or Notice of Availability of Proxy Materials you previously received and the meeting password, sands2021.

## Registering to Attend the Virtual Annual Meeting as a Beneficial Owner

If your shares are registered in the name of your broker, bank or other agent, you are the "beneficial owner" of those shares and those shares are considered as held in "street name." If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction form with the proxy materials for the annual meeting from that organization rather than directly from us. Simply complete and mail the voting instruction form to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your voting instruction form. To vote at the virtual annual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the annual meeting. Follow the instructions from your broker or bank included with the proxy materials, or contact your broker or bank to request a legal proxy form.

To register to attend the annual meeting, after obtaining a valid legal proxy from your broker, bank or other agent, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to proxy@astfinancial.com or to facsimile number 718-765-8730. Written requests can be mailed to:

American Stock Transfer & Trust Company LLC
Attn: Proxy Tabulation Department
6201 15th Avenue
Brooklyn, NY 11219

Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 3, 2021.

You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the annual meeting and vote your shares at https://web.lumiagm.com/282745561 during the meeting. The password for the meeting is sands2021. Follow the instructions provided to vote. We encourage you to access the meeting starting one hour prior to the start time, leaving ample time for the check in.

## Asking Questions

Stockholders who attend the virtual annual meeting by following the instructions above will have an opportunity to submit questions electronically during the question and answer period after the conclusion of the formal business of the meeting.

## Voting Shares

If you have not already voted your shares in advance, or if you wish to change your vote, you will be able to vote your shares electronically during the virtual annual meeting by clicking on the link on the meeting website. Whether or not you plan to attend the virtual annual meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials for the annual meeting.

## Technical Difficulties

The annual stockholder meeting site will be active one hour prior to the start of the meeting and stockholders are encouraged to log in to the meeting early. Only stockholders who have an 11-digit control number may attend the meeting and vote during the meeting. Stockholders experiencing technical difficulties accessing the meeting may visit https://go.lumiglobal.com/faq for assistance.

## Who Can Vote

Only stockholders of record of the Company's common stock, $0.001 par value per share (the "Common Stock"), as of March 15, 2021, will be entitled to vote at the meeting or any adjournment or postponement thereof.

## How Many Shares Can Be Voted

The authorized capital stock of the Company presently consists of 1,000,000,000 shares of Common Stock. At the close of business on March 15, 2021, 763,864,648 shares of Common Stock were outstanding and entitled to vote. Each stockholder is entitled to one vote for each share held of record on that date on all matters that may come before the meeting. There is no cumulative voting in the election of directors.

## How You Can Vote

You may attend the virtual annual meeting and vote your shares. You may also grant your proxy to vote by telephone or through the Internet by following the instructions included on the Notice, or by returning a signed, dated and marked proxy card if you received a paper copy of the proxy card.

The presence of the holders of at least a majority of the total number of outstanding shares of the Common Stock is necessary to constitute a quorum at the meeting. If you are the beneficial owner of shares held in "street name" by a broker, your broker, as the record holder of the shares, must vote those shares in accordance with your instructions. In accordance with the rules of the New York Stock Exchange (the "NYSE"), a brokerage firm may give a proxy to vote its customers' stock without customer instructions if the brokerage firm (i) transmitted proxy materials to the beneficial owner of the stock, (ii) did not receive voting instructions by the date specified in the statement accompanying the proxy materials, and (iii) has no knowledge of any contest with respect to the actions to be taken at the stockholders' meeting and such actions are adequately disclosed to stockholders. In addition, under current NYSE rules, brokerage firms may not vote their customers' stock without instructions from the customer if the vote concerns the election of directors, a matter relating to executive compensation, including the advisory proposal

on compensation, which will be voted on at the meeting, or an authorization for a merger, consolidation or any matter that could substantially affect the rights or privileges of the stock. Abstentions and broker non-votes are counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business.

Proposal No. 1 requires the affirmative vote of a plurality of the votes cast at the meeting. Proposal Nos. 2 and 3 require the affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to vote thereon. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated and will have no effect on the election of directors. With respect to the other proposals, a properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Under Nevada law, a broker non-vote will have no effect on the outcome of the matters presented for a stockholder vote at this meeting.

The Estate of Sheldon G. Adelson, his wife, Dr. Miriam Adelson, and trusts and other entities for the benefit of the Adelsons and their family members together beneficially owned approximately 56.6% of our outstanding Common Stock as of the record date. Dr. Adelson, the trustees for the various trusts and individuals authorized to vote the shares of Common Stock held by such other entities have indicated they will vote the shares of Common Stock over which they exercise voting control in accordance with the recommendations of our Board as set forth below.

Brokers are not permitted to vote on any matter other than the ratification of the appointment of our independent public accounting firm without instructions from the beneficial owner. Therefore, if your shares are held in the name of your broker, bank or other nominee, your vote is especially important this year. To ensure your shares are voted in the manner you desire, you should provide instructions to your broker, bank or other nominee on how to vote your shares for each of the proposals to be voted on at the annual meeting in the manner permitted by your broker, bank or other nominee. Without these instructions, shares held by beneficial owners will not be voted on Proposal Nos. 1 and 3.

If you duly submit a proxy but do not specify how you want to vote, your shares will be voted as our Board recommends, which is:

- **"FOR"** the election of each of the nominees for director as set forth under Proposal No. 1;
- **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021 as described in Proposal No. 2; and
- **"FOR"** the advisory proposal on executive compensation as described in Proposal No. 3.

## How to Revoke or Change Your Vote

You may revoke or change your proxy at any time before it is exercised in any of three ways:

- by notifying the Corporate Secretary of the revocation or change in writing;
- by delivering to the Corporate Secretary a later dated proxy; or
- by voting your shares at the annual meeting.

You will not revoke a proxy merely by attending the annual meeting. To revoke or change a proxy, you must take one of the actions described above.

Any revocation of a proxy, or a new proxy bearing a later date, should be sent to the following address: Corporate Secretary, Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. To revoke a proxy previously submitted by telephone, Internet or mail, simply submit a new proxy at a later date before the taking of the vote at the annual meeting, in which case, the later submitted proxy will be recorded and the earlier proxy will be revoked.

If you hold your shares in a brokerage or other account, you may submit new voting instructions by contacting your broker, bank or other nominee.

## Other Matters to be Acted upon at the Meeting

Our Board presently is not aware of any matters other than those specifically stated in the Notice of Annual Meeting that are to be presented for action at the annual meeting. If any matter other than those described in this Proxy Statement is presented at the annual meeting on which a vote may properly be taken, the shares represented by proxies will be voted in accordance with the judgment of the person or persons voting those shares.

## Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

## Delivery of One Notice or Proxy Statement and Annual Report to a Single Household to Reduce Duplicate Mailings

In connection with the Company's annual meeting of stockholders, the Company is required to send to each stockholder of record a Notice or a Proxy Statement and annual report and to arrange for a Notice or a Proxy Statement and annual report to be sent to each beneficial stockholder whose shares are held by or in the name of a broker, bank or other nominee. Because many stockholders hold shares of Common Stock in multiple accounts, this process would result in duplicate mailings of Notices or Proxy Statements and annual reports to stockholders who share the same address. To avoid this duplication, unless the Company receives instructions to the contrary from one or more of the stockholders sharing a mailing address, only one Notice or Proxy Statement and annual report will be sent to each address. Stockholders may, on their own initiative, avoid receiving duplicate mailings and save the Company the cost of producing and mailing duplicate documents as follows:

## Stockholders of Record

If your shares are registered in your own name and you are interested in consenting to the delivery of a single Notice or Proxy Statement and annual report, you may enroll in the electronic delivery service by going directly to the website of our transfer agent, American Stock Transfer & Trust Company, at https://www.astfinancial.com anytime and following the instructions.

## Beneficial Stockholders

If your shares are not registered in your own name, your broker, bank or other nominee that holds your shares may have asked you to consent to the delivery of a single Notice or Proxy Statement and annual report if there are other Las Vegas Sands Corp. stockholders who share an address with you. If you currently receive more than one Notice or Proxy Statement and annual report at your household and would like to receive only one copy of each in the future, you should contact your nominee.

## Right to Request Separate Copies

If you consent to the delivery of a single Notice or Proxy Statement and annual report, but later decide you would prefer to receive a separate copy of the Notice or Proxy Statement and annual report, as applicable, for each stockholder sharing your address, then please notify us or your nominee, as applicable, and we or they will promptly deliver such additional Notices or Proxy Statements and annual reports. If you wish to receive a separate copy of the Notice or Proxy Statement and annual report for each stockholder sharing your address in the future, you may contact our transfer agent directly by telephone at 1-800-937-5449 or by visiting its website at https://www.astfinancial.com and following the instructions.

# TIMEFRAME FOR STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Stockholders intending to present a proposal at the 2022 Annual Meeting of stockholders for inclusion in our proxy statement for that meeting pursuant to Rule 14a-8 of the Exchange Act must submit the proposal in writing to Las Vegas Sands Corp., Attention: Corporate Secretary, 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Such proposals must comply with the requirements of Rule 14a-8 of the Exchange Act and must be received by the Company no later than December 1, 2021.

In addition, our by-laws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting when such matter is not submitted for inclusion in the Company's proxy statement pursuant to Rule 14a-8 of the Exchange Act. Generally, notice of a nomination or proposal not submitted pursuant to Rule 14a-8 must be delivered to us not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting.

Accordingly, for our 2022 Annual Meeting of stockholders, notice of a nomination or proposal must be delivered to us no earlier than January 13, 2022 and no later than February 12, 2022. (If the date of the annual meeting, however, is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered to us not earlier than the 120th day prior to such annual meeting date and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.) Nominations and proposals also must satisfy other requirements set forth in the by-laws. If a stockholder complies with the forgoing notice provisions and with certain additional procedural requirements in our by-laws and the SEC rules, the Company will have authority to vote shares under proxies we solicit when and if the nomination or proposal is raised at the annual meeting.

We may refuse to acknowledge any stockholder proposal not made in compliance with the foregoing procedures.

# OTHER INFORMATION

The Company will bear all costs in connection with the solicitation of proxies. The Company intends to reimburse brokerage houses, custodians, nominees and others for their out-of-pocket expenses and reasonable clerical expenses related thereto. Officers, directors and regular employees of the Company and its subsidiaries may request the return of proxies by telephone, telegraph or in person, for which no additional compensation will be paid to them.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 13, 2021: Our Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2020, are available on our website at https://investor.sands.com/Annual-Meeting/default.aspx.

# NON-GAAP MEASURES

The Company provides certain non-GAAP financial measures in this proxy statement that are not in accordance with, or alternatives for, generally accepted accounting principles in the United States of America.

## CONSOLIDATED ADJUSTED PROPERTY EBITDA (in millions)

|  | Year Ended December 31, |
| --- | --- |
|  | **2020** |
| Net loss | $ (2,143) |
| Add (deduct): |  |
| Income tax benefit | (38) |
| Other income | (22) |
| Interest expense, net of amounts capitalized | 536 |
| Interest income | (21) |
| Loss on disposal or impairment of assets | 80 |
| Amortization of leasehold interests in land | 55 |
| Depreciation and amortization | 1,160 |
| Development expense | 18 |
| Pre-opening expense | 19 |
| Stock-based compensation | 16 |
| Corporate expense | 168 |
| **CONSOLIDATED ADJUSTED PROPERTY EBITDA** | **$ (172)** |

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**LAS VEGAS | MACAO | SINGAPORE**

**Corporate Headquarters**
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109
702.414.1000 | sands.com

On the cover: The Londoner® Macao